As filed with the Securities and Exchange	Registration No. __________
Commission on July 23, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. _____	[ ]
Post-Effective Amendment No. _____	[ ]

AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]
(Check appropriate box or boxes.)

ReliaStar Life Insurance Company of New York Variable Life Separate Account I
(Exact Name of Registrant)

ReliaStar Life Insurance Company of New York
(Name of Depositor)

1000 Woodbury Road.
Woodbury, NY 11797
(Address of Depositor's Principal Executive Offices) (Zip Code)

1-800-233-1351
(Depositor's Telephone Number, including Area Code)

J. Neil McMurdie, Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, TS31, Hartford, CT 06l56
(Name and Address of Agent for Service)

Jeffery R. Berry, Chief Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, Hartford, Connecticut 06156
Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities being Registered: ING Investor Elite NY Flexible Premium Variable Universal Life insurance Policies.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

ING INVESTOR ELITE NY
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
ReliaStar Life Insurance Company of New York and its ReliaStar Life Insurance Company of New York Variable Life Separate Account I

The Policy	The Fund Families
Is issued by ReliaStar Life Insurance Company of New York.	Funds from the following fund families are available through the policy.
Is returnable by you during the free look period if you are not satisfied.
Premium Payments
Are flexible, so the premium amount and frequency may vary.	AIM Variable Insurance Funds
Are allocated to the variable account and the fixed account, based on your instructions.
Alger American Funds
Are subject to specified fees and charges.	American Funds Insurance Series
The Policy Value
Is the sum of your holdings in the fixed account, the variable account and the loan account.	Fidelity® Variable Insurance Products Funds
Has no guaranteed minimum value under the variable account. The value varies with the value of the sub-accounts you select.	ING Investors Trust
ING Partners
Has a minimum guaranteed rate of return for amounts in the fixed account.	ING VP Portfolios
Is subject to specified fees and charges, including possible surrender charges.	ING Variable Products Trust
Death Benefit Proceeds
Are paid if your policy is in force when the insured person dies.	Neuberger Berman
Are calculated under your choice of options:	Advisers Management Trust
Option 1 - the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A;
PIMCO Advisors VIT
Pioneer Variable Contracts Trust

  Option 2 - the base death benefit is the greater of the amount of insurance coverage you have selected plus the policy value or your policy value multiplied by the appropriate factor described in Appendix A; or

Putnam Variable Trust

  Option 3 - the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor described in Appendix A.

Are equal to the base death benefit plus any rider benefits minus any outstanding policy loans, accrued loan interest and unpaid fees and charges.
Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.
This prospectus describes what you should know before purchasing the ING Investor Elite NY variable universal life insurance policy. Please read it carefully and keep it for future reference.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency.

The date of this prospectus is October 1, 2004.

TABLE OF CONTENTS
	Page		Page
POLICY SUMMARY .............................	3	Termination of Coverage ................................	49
The Policy's Features and Benefits ...............	3	TAX CONSIDERATIONS ............................	50
Factors You Should Consider Before		Tax Status of the Company ..............................	51
Purchasing a Policy ............................	6	Tax Status of the Policy .................................	51
Fees and Charges ....................................	8	Diversification and Investor Control Requirements .	52
THE COMPANY, THE FIXED ACCOUNT		Tax Treatment of Policy Death Benefits ..............	52
AND THE VARIABLE ACCOUNT ......	19	Distributions Other than Death Benefits ...............	52
ReliaStar Life Insurance Company of New York..............................................	19	Other Tax Matters ........................................	54
		ADDITIONAL INFORMATION ....................	57
The Investment Options ............................	19	General Policy Provisions ...............................	57
DETAILED INFORMATION ABOUT THE		Distribution of the Policies..............................	63
POLICY ........................................	22	Trading - Industry Developments .............................	64
Purchasing a Policy .................................	22	Legal Proceedings ........................................	64
Fees and Charges ....................................	25	Financial Statements .....................................	65
Death Benefits .......................................	30	APPENDIX A ............................................	A-1
Additional Insurance Benefits .....................	35	APPENDIX B ..........................................................	B-1
Policy Value ..........................................	40	MORE INFORMATION IS AVAILABLE ........	Back Cover
Special Features and Benefits .....................	42

TERMS TO UNDERSTAND
The following is a list of some of the key defined terms and the page number on which each is defined:
Term	Page Where Defined	Term	Page Where Defined
Age ...........................................	22	Policy Date ...................................	22
Fixed Account ...............................	4	Policy Value .................................	1
Fixed Account Value ........................	19	Segment or Coverage Segment ...............	30
Loan Account ................................	45	Surrender Value .............................	4
Loan Account Value ........................	45	Valuation Date ..............................	41
Monthly Processing Date ..................	27	Variable Account ...........................	4
Net Premium .................................	3	Variable Account Value ....................	41
Net Policy Value .....................................	4

"ReliaStar," "we," "us," "our" and the "company" refer to ReliaStar Life Insurance Company of New York. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

You may contact us about the policy at our:	Customer Service Center P.O. Box 5033 2001 21st Avenue N.W. Minot, North Dakota 58703 1-877-253-5050 www.servicecenter@reliastar.com

2 - ING Investor Elite NY
POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus which should be read carefully before you purchase the policy.

The Policy's Features and Benefits
Premium Payments See Premium Payments, page 23.	You choose when to pay and how much to pay, but you cannot pay additional premiums after age 100 and we may refuse to accept any premium less than $25.
You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse.
We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code.
We deduct a premium expense charge from each premium payment and credit the remaining premium (the "net premium") to the variable account or the fixed account according to your instructions.
Free Look Period See Free Look Period, page 24.	During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.
The free look period is ten days from your receipt of the policy.
During the free look period, your net premium will be allocated to the sub-account which invests in the ING Liquid Assets Portfolio.
Upon cancellation of your policy during the free look period, you will receive a return of all premium we have received.
Temporary Insurance See Temporary Insurance, page 24.	If you apply and qualify, we may issue temporary insurance equal to the amount of insurance for which you applied.
If the insured person's age is 59 or less, the maximum amount of temporary insurance coverage is $500,000. Otherwise, the maximum amount of temporary insurance coverage is $250,000.
Death Benefits See Death Benefits, page 30.	Death benefits are paid if your policy is in force when the insured person dies.
Until age 100, the amount of the death benefit will depend on which death benefit option is in effect when the insured person dies.
You may choose between one of three death benefit options:
Option 1 - the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A;

  Option 2 - the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor described in Appendix A; or

  Option 3 - the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor described in Appendix A.

  After age 100, the base death benefit under all options will generally be the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A. See Automatic Rider Benefits - Full Death Benefit Rider, page 41.

We will reduce the death benefit proceeds payable under any death benefit option by any outstanding policy loans, accrued loan interest and unpaid fees and charges.
The death benefit is generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

ING Investor Elite NY - 3
Death Benefit Guarantees See Death Benefit Guarantees, page 34.

  Until the earlier of your fifth policy anniversary or the end of the basic death benefit guarantee period, your policy will not lapse as long as your policy value minus any surrender charge, loan account value and unpaid fees and charges (the "surrender value") is enough to cover the periodic fees and charges, when due.

Thereafter, your policy will not lapse as long as your policy value minus the loan account value (the "net policy value") is enough to pay the periodic fees and charges, when due.

  However, the policy has two death benefit guarantees which provide that the policy will not lapse even if the surrender value or net policy value, as applicable, is not enough to pay the periodic fees and charges, when due:

  The basic death benefit guarantee is standard on every policy. For issue ages 0-64, this guarantee generally lasts for the lesser of 15 years or to age 70. For issue ages 65 and above, this guarantee generally lasts for the lesser of five years or to age 80, but not less than one year. Under this guarantee your policy will not lapse provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date. There is no charge for this guarantee; and

  The lifetime death benefit guarantee is an optional rider benefit that may be available, but only when you apply for the policy. Under this guarantee your policy will not lapse provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of lifetime death benefit guarantee premium payments to the next monthly processing date. There is no charge for this guarantee.

A death benefit guarantee may not be available or the length of a guarantee period may be limited for substandard rated policies or policies with certain selected options or benefits.
Rider Benefits See Additional Insurance Benefits, page 35.	Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits:
Optional rider benefits that you must select before they are effective; and
Rider benefits that automatically come with your policy.
In many cases, we deduct an additional monthly charge for optional rider benefits.
Not all riders may be available under your policy.
Investment Options See The Investment Options, page 19.	You may allocate your net premiums to the ReliaStar Life Insurance Company of New York Variable Life Separate Account I (the "variable account") and our fixed account.

  The variable account is one of our separate accounts and consists of sub-accounts which invest in corresponding funds. When you allocate premiums to a sub-account, we invest any net premiums in shares of the corresponding fund.

Your variable account value will vary with the investment performance of the funds and the charges we deduct from your variable account value.
The fixed account is part of our general account and consists of all of our assets other than those in our separate accounts (including the variable account) and loan account.
We credit interest of at least 3.00% per year on amounts allocated to the fixed account.
We may, in our sole discretion, credit interest in excess of 3.00%.
Transfers See Transfers, page 44.

  You currently may make an unlimited number of transfers between the sub-accounts and to the fixed account. We reserve the right, however, to limit you to 12 transfers each policy year, and transfers are subject to any other limits, conditions and restrictions that we or the funds whose shares are involved may impose.

There are certain restrictions on transfers from the fixed account.
We currently do not charge for transfers. We reserve the right, however, to charge up to $25 for each transfer.

4 - ING Investor Elite NY
Asset Allocation Programs See Dollar Cost Averaging, page 45. See Automatic Rebalancing, page 45.

  Dollar cost averaging is a systematic program of transferring policy values to selected investment options. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low.

  Automatic rebalancing is a systematic program through which your variable and fixed account values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen.

There is currently no charge to participate in the dollar cost averaging or automatic rebalancing programs, although we reserve the right to assess a charge in the future.
Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.
Loans See Loans, page 42.	After the first policy year, you may take loans against your policy's surrender value.
Generally a loan must be at least $500 and may not exceed 90% of your surrender value.
When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account.
We credit amounts held in the loan account with interest at an annual rate of 3.00%.
We also charge interest on loans. Interest is payable in advance and accrues daily at a current annual rate of 4.76%.

  After the tenth policy year, preferred loans are available. For preferred loans interest is payable in advance at an annual rate of 2.91% on the portion of your loan account that is not in excess of the policy value, minus the total of all premiums paid net of all partial withdrawals.

Loans reduce your policy's death benefit and may cause your policy to lapse.
Loans may have tax consequences, and you should consult with a tax adviser before taking a loan from your policy.
Partial Withdrawals See Partial Withdrawals, page 47.	After the first policy year, you may withdraw part of your policy's surrender value.
We currently allow one partial withdrawal each year during the first ten policy years and 12 partial withdrawals each policy year thereafter.
A partial withdrawal must be at least $500.
In policy years two through ten you may not withdraw more than 20% of your surrender value.
We currently charge $10 for each partial withdrawal, but we reserve the right to charge up to $25 for each partial withdrawal.
Partial withdrawals reduce your policy's base death benefit and policy value.
Partial withdrawals may also have tax consequences, and you should consult with a tax adviser before taking a partial withdrawal from your policy.
Surrenders See Surrender, page 49.	You may surrender your policy for its surrender value any time before the death of the insured person.
If you surrender your policy or decrease the amount of your insurance coverage, you may incur a surrender charge.

  Surrender charges apply for ten policy years and for ten years after each increase in your insurance coverage. Surrender charges are level for the first five years and then decrease uniformly each month to zero at the end of the surrender charge period.

Surrender charge rates vary by gender, risk class and age at issue.

  For a decrease in your insurance coverage, surrender charges are assessed against the policy value. If there are multiple coverage segments, the decrease and surrender charges will be processed on a pro rata basis.

If the surrender charge exceeds the available net policy value, there will be no proceeds paid to you on surrender.
All insurance coverage ends on the date we receive your surrender request.
If you surrender your policy, it cannot be reinstated.
Surrendering the policy may have tax consequences, and you should consult with a tax adviser before surrendering your policy.

ING Investor Elite NY - 5
Reinstatement See Reinstatement, page 50.	You may reinstate your policy and riders within five years of its lapse if you did not surrender your policy, you still own the policy and the insured person is still insurable.
You will need to pay the required reinstatement premium.
If you had a policy loan existing when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.
A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes.
Reinstating your policy may have tax consequences, and you should consult with a tax adviser before reinstating your policy.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur. Consider, among others, the following matters.

Life Insurance Coverage	The policy is not a short-term investment and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy.
You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Fees and Charges See Fees and Charges, page 25.

  In the early policy years the surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum monthly premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.

A policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy.

  We believe the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that these various features, benefits and services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services.

Lapse See Lapse, page 49.	Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:
A death benefit guarantee is in effect; or
Your surrender value or net policy value, as applicable, is enough to pay the periodic fees and charges when due.
If you do not meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment.
If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse.

6 - ING Investor Elite NY
Investment Risk See The Variable Account, page 20.	You should evaluate the policy's long-term investment potential and risks before purchasing a policy.
For amounts you allocate to the sub-accounts of the variable account:
Your values will fluctuate with the markets, interest rates and the performance of the underlying funds;
You assume the risk that your values may decline or not perform to your expectations;
Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;
Each fund has various investment risks, and some funds are riskier than others;
There is no assurance that any of the funds will achieve its stated investment objective; and
You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding sub-account.
For amounts you allocate to the fixed account:
Interest rates we declare will change over time; and
You assume the risk that interest rates may decline, although never below the guaranteed minimum interest rate of 3.00%.
Exchanges See Purchasing a Policy, page 22.	Replacing your existing life insurance policy(ies) with the policy described in this prospectus may not be beneficial to you.
Before purchasing a policy, determine whether your existing policy(ies) will be subject to fees or penalties upon surrender or cancellation.
Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) with those of the policy described in this prospectus.
Taxation See TAX CONSIDERATIONS, page 50.

  Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.

  Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may cause taxable consequences for you:

Reduction in the amount of your insurance coverage;
Partial withdrawals;
Loans;
Surrender;
Lapse; and
Reinstatement.

  In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will cause income taxation to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.

  There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

Consult with a qualified legal or tax adviser before you purchase a policy.
Sales Compensation See Distribution of the Policies, page 63.	We pay compensation to broker/dealers who sell the policy.
Broker/dealers may be able to choose to receive compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy.
Other Products	We and our affiliates offer other insurance products which may have different features, benefits, fees and charges. These other products may better match your needs.
Contact your agent/registered representative for information about these other products.
ING Investor Elite NY - 7
Fees and Charges
The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges The following table describes the fees and charges you will pay at the time you buy the policy, make a partial withdrawal, surrender the policy, transfer your policy value between investment options or make certain other transactions. See Fees and Charges - Transaction Fees and Charges, page 25.

Charge	When Deducted	Amount Deducted
Premium Expense Charge	Deducted when you make a premium payment.	4.50% of each premium payment.
Partial Withdrawal Fee	Deducted when you take a partial withdrawal.	$25 - maximum.
$10 - current.
Surrender Charge [1]	Deducted when you surrender your policy or decrease your insurance coverage.	Minimum rates - $X.XX per $1,000 of insurance coverage.
Maximum rates - $XX per $1,000 of insurance coverage.
Rates for a representative insured person - $XX per $1,000 of insurance coverage. The representative insured person is a ______, age XX in the ________________ risk class.
Transfer Charge	Deducted each time you make a transfer between investment options.	$25 - maximum.
$0 - current.
Excess Illustration Fee	Deducted each time you request an illustration after the first each policy year.	$50 - maximum.
$0 - current.
Excess Annual Policy Report Fee	Deducted each time you request an annual policy report after the first each policy year.	$50 - maximum.
$0 - current.
Accelerated Death Benefit Rider Charge	On the date the acceleration request is processed.	$300 per acceleration request.
[1]

The rates shown are for the first segment year. The surrender charge rates that apply to you depend on the insured person's gender, age and risk class. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you. Surrender charge rates remain level for the first five years then decrease uniformly each month to zero at the end of the tenth segment year.

8 - ING Investor Elite NY

Periodic Fees and Charges The following table describes the fees and charges you will pay each month on the monthly processing date, not including fund fees and expenses. See Fees and Charges - Periodic Fees and Charges, page 27; and Loans - Loan Interest, page 43.

Charge	When Deducted	Amount Deducted
Cost of Insurance Charge [2]	On the monthly processing date.	Minimum Rates per $1,000 of insurance coverage -
$X.XX - current.
$X.XX - guaranteed.
Maximum Rates per $1,000 of insurance coverage -
$XX.XX - current.
$XX.XX - guaranteed.
Rates for a representative insured person per $1,000 of insurance coverage -
$X.XX - current.
$X.XX - guaranteed.
The representative insured person is a ______, age XX in the ________________ risk class.
Administrative Charge	On the monthly processing date.	$8.50 -- current
$10 -- guaranteed
Monthly Amount Charge [2]	On the monthly processing date during the first ten policy years (or ten years following an increase in your insurance coverage).	Minimum Rates - $X.XX per $1,000 of insurance coverage.
Maximum Rates - $X.XX per $1,000 of insurance coverage.
Rates for a representative insured person - $X.XX per $1,000 of insurance coverage. The representative insured person is a ______, age XX in the _________________ risk class.
Mortality and Expense Risk Charge [3]	On the monthly processing date.	0.04% (0.50% annually) of variable account value (after the other monthly fees and charges are deducted) in policy years 1 - 10.
Loan Interest Charge	Payable in advance at the time you take a loan and each policy year thereafter.	4.76% annually of the amount held in the loan account for non-preferred loans.
2.91% annually of the amount held in the loan account for preferred loans.

[2]

The minimum and maximum rates shown are for an insured person in the standard risk class. All rates shown are for the first policy year. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The cost of insurance rates and the monthly amount charges that apply to you depend on the amount of your insurance coverage and the insured person's age at issue and age on the effective date of an increase in your insurance coverage, gender and risk class and the cost of insurance rates generally increase each year after the first segment year. Separate cost of insurance rates apply to each segment of your insurance coverage. A segment or coverage segment is a block of insurance coverage. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

[3]

The current mortality and expense risk charge rate is rounded to the nearest one hundredth of one percent. See Periodic Fees and Charges - Mortality and Expense Risk Charge, page 28 for the monthly rate without rounding.

ING Investor Elite NY - 9

Optional Rider Fees and Charges The following table describes the charges you will pay if you elect any of the optional rider benefits. See Fees and Charges - Rider Fees and Charges, page 28.
Rider	When Deducted	Amount Deducted
Accidental Death Benefit Rider[4]	On the monthly processing date.	Minimum Rates - $0.07 per $1,000 of rider benefit.
Maximum Rates - $0.11 per $1,000 of rider benefit.
Rates for a representative insured person - $X.XX per $1,000 of rider benefit. The representative insured person is a ______, age XX in the _______________ risk class.
Additional Insured Rider[4]	On the monthly processing date.	Minimum Rates - $0.08 per $1,000 of rider benefit.
Maximum Rates - $1.91 per $1,000 of rider benefit.
Rates for a representative additional insured person - $X.XX per $1,000 of rider benefit. The representative additional insured person is a _____, age XX in the _______________ risk class.
Term Insurance Rider [4]	On the monthly processing date to age 80.	Minimum Rates per $1,000 of rider benefit -
$0.01 - current.
$0.06 - guaranteed.
Maximum Rates per $1,000 of rider benefit -
$0.67 - current.
$4.66 - guaranteed.
Rates for a representative insured person per $1,000 of rider benefit -
$0.03 - current.
$0.19 - guaranteed.
The representative insured person is a male, age 40 in the preferred no tobacco risk class.
Total Disability Specified Premium Rider [4]	On the monthly processing date.	Minimum Rates - $0.04 per $1 of the specified amount of premium.
Maximum Rates - $0.17 per $1 of the specified amount of premium.
Rates for a representative insured person - $0.05 per $1 of the specified amount of premium. The representative insured person is a male, age 40 in the preferred no tobacco risk class.

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Optional Rider Fees and Charges, continued
Rider	When Deducted	Amount Deducted
Waiver of Monthly Deduction Rider [4]	On the monthly processing date.	Minimum Rates - $0.04 per $1 of the periodic fees and charges due each month.
Maximum Rates - $0.48 per $1 of the periodic fees and charges due each month.
Rates for a representative insured person - $0.06 per $1 of the periodic fees and charges due each month. The representative insured person is a male, age 40 in the standard no tobacco risk class.

[4]

The rates shown are for the first policy year. Some rates have been rounded to the nearest penny, and consequently the actual rates may be either more or less than these rounded rates. The rates for these riders depend on the insured person's age at issue, gender and risk class (where applicable) and generally increase each year after the first policy year. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

Fund Fees and Expenses The following table shows the minimum and maximum fund fees and expenses that you may pay during the time you own the policy. These may change from year to year. You should review the Fund Expense Table on the following page and the fund prospectuses for details about the fees and charges specific to a particular fund. See also Fees and Charges - Fund Fees and Expenses, page 29.

Annual Fund Expenses (expenses deducted from fund assets)
	Minimum	Maximum
Total Gross Annual Fund Expenses [5]	0.28%	2.40%
Total Net Annual Fund Expenses 5. 6	0.28%	1.34%
[5]	Total annual fund expenses include management fees, distribution (12b-1) fees and other expenses.
[6]

The Total Net Annual Fund Expense figures take into account contractual arrangements that require reimbursement or waiver of certain fund fees and expenses at least through the end of this year. Out of all of the funds available through the policy, 17 have contractual arrangements to reimburse or waive certain fees and expenses. Generally, these arrangements provide that fees and expenses will be reimbursed or waived above a certain level for a specific period of time. See the Fund Expense Table which begins on the following page for more detailed information about these contractual arrangements. The minimum and maximum total net annual fund expenses shown take into account all of the available funds, not just those with contractual arrangements.

ING Investor Elite NY - 11

Fund Expense Table.[1] The following table shows the investment advisory fees and other expenses charged annually by each fund. Fund fees are one of the factors that impact the value of a fund share. To learn about additional factors, please see the fund prospectuses. See also Fees and Charges - Fund Fees and Expenses, page 29. The following figures are a percentage of the average net assets of each fund as of December 31, 2003.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
AIM V.I. Dent Demographic Trends Fund (Series I Shares) [2]	0.77%	--	0.45%	1.22%	--	1.22%
Alger American Growth Portfolio (Class O Shares)	0.75%	--	0.10%	0.85%	--	0.85%
Alger American Leveraged AllCap Portfolio (Class O Shares)	0.85%	--	0.12%	0.97%	--	0.97%
Alger American MidCap Growth Portfolio (Class O Shares)	0.80%	--	0.13%	0.93%	--	0.93%
American Funds Insurance Series - Growth Fund (Class 2)	0.37%	0.25%	0.02%	0.64%	N/A	0.64%
American Funds Insurance Series - Growth-Income Fund (Class 2)	0.33%	0.25%	0.01%	0.59%	N/A	0.59%
American Funds Insurance Series - International Fund (Class 2)	0.57%	0.25%	0.06%	0.88%	N/A	0.88%
Fidelity® VIP Contrafund® Portfolio (Initial Class)	0.58%	--	0.09%	0.67%	--	0.67%
Fidelity® VIP Equity-Income Portfolio (Initial Class)	0.48%	--	0.09%	0.57%	--	0.57%
Fidelity® VIP Growth Portfolio (Initial Class)	0.58%	--	0.09%	0.67%	--	0.67%
Fidelity® VIP High Income Portfolio (Initial Class)	0.58%	--	0.11%	0.69%	--	0.69%
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	0.43%	--	0.11%	0.54%	--	0.54%
ING Hard Assets Portfolio (Class I) [3,4,5]	0.68%	--	0.01%	0.69%	--	0.69%
ING JPMorgan Small Cap Equity Portfolio (Class I) [3,4,6,7]	0.90%	--	--	0.90%	--	0.90%
ING Legg Mason Value Portfolio (Class I) [3,4,6,7]	0.81%	--	--	0.81%	--	0.81%
ING Limited Maturity Bond Portfolio (Class S) [8,9]	0.27%	--	0.26%	0.53%	--	0.53%
ING Liquid Assets Portfolio (Class I) [3,4,6]	0.27%	--	0.01%	0.28%	--	0.28%
ING MFS Mid Cap Growth Portfolio (Class S) [8,9,10,11]	0.64%	--	0.26%	0.90%	--	0.90%
ING MFS Total Return Portfolio (Class I) [3,4,5,7,12]	0.64%	--	0.01%	0.65%	--	0.65%
ING Mercury Focus Value Portfolio (Class I) [3,4,6]	0.80%	--	--	0.80%	--	0.80%
ING Salomon Brothers Investors Portfolio (Class I) [3,4,5]	0.75%	--	--	0.75%	--	0.75%
ING Stock Index Portfolio (Class I) [3,4,13]	0.27%	--	0.01%	0.28%	--	0.28%
ING T. Rowe Price Capital Appreciation Portfolio (Class I) [3,4,5,7]	0.68%	--	0.01%	0.69%	--	0.69%
ING Van Kampen Equity Growth Portfolio (Class I) [3,4,6]	0.65%	--	0.02%	0.67%	--	0.67%

12 - ING Investor Elite NY

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING Van Kampen Real Estate Portfolio (Class I) [3,4,5]	0.68%	--	--	0.68%	--	0.68%
ING JPMorgan Mid Cap Value Portfolio (Initial Class)	0.75%	--	0.35%	1.10%	--	1.10%
ING UBS U.S. Allocation Portfolio (Initial Class) [14]	0.85%	--	0.20%	1.05%	--	1.05%
ING Van Kampen Comstock Portfolio (Initial Class) [15]	0.60%	--	0.35%	0.95%	0.07%	0.88%
ING VP Intermediate Bond Portfolio (Class I) [16]	0.40%	--	0.10%	0.50%	--	0.50%
ING VP Index Plus LargeCap Portfolio (Class I) 16, 17	0.35%	--	0.08%	0.43%	--	0.43%
ING VP Index Plus MidCap Portfolio (Class I) 16, 17	0.40%	--	0.10%	0.50%	--	0.50%
ING VP Index Plus SmallCap Portfolio (Class I) 16, 17	0.40%	--	0.16%	0.56%	--	0.56%
ING VP Disciplined LargeCap Portfolio (Class I) [18,19,20]	0.75%	--	0.71%	1.46%	0.56%	0.90%
ING VP High Yield Bond Portfolio (Class I) [18,19,20]	0.75%	--	0.49%	1.24%	0.43%	0.81%
ING VP International Value Portfolio (Class I) [18,19,20]	1.00%	--	0.45%	1.45%	0.45%	1.00%
ING VP MagnaCap Portfolio (Class I) [18,19,20,21]	0.75%	--	0.39%	1.14%	0.24%	0.90%
ING VP MidCap Opportunities Portfolio (Class I) 18, 19, 20,	0.75%	--	0.46%	1.21%	0.31%	0.90%
ING VP SmallCap Opportunities Portfolio (Class I) [18,19,20]	0.75%	--	0.32%	1.07%	0.17%	0.90%
Neuberger Berman AMT Limited Maturity Bond Portfolio (Class I) [22]	0.65%	--	0.09%	0.74%	--	0.74%
Neuberger Berman AMT Socially Responsive Portfolio (Class I) [22,23]	0.85%	--	1.45%	2.30%	0.96%	1.34%
OpCap Equity Portfolio [24]	0.80%	--	0.20%	1.00%	--	1.00%
OpCap Global Equity Portfolio [24]	0.80%	--	0.47%	1.27%	0.01%	1.26%
OpCap Managed Portfolio [24]	0.80%	--	0.13%	0.93%	--	0.93%
OpCap Small Cap Portfolio [24]	0.80%	--	0.13%	0.93%	--	0.93%
Pioneer Mid Cap Value VCT Portfolio (Class I)	0.65%	--	0.11%	0.76%	--	0.76%
Pioneer Small Cap Value VCT Portfolio (Class I) [25]	0.75%	--	1.65%	2.40%	1.15%	1.25%
Putnam VT Growth and Income Fund (Class IA Shares)	0.48%	--	0.05%	0.53%	N/A	0.53%
Putnam VT New Opportunities Fund (Class IA Shares)	0.59%	--	0.08%	0.67%	N/A	0.67%
Putnam VT Small Cap Value Fund (Class IA Shares)	0.79%	--	0.12%	0.91%	N/A	0.91%
Putnam VT Voyager Fund (Class IA Shares)	0.55%	--	0.07%	0.62%	N/A	0.62%

ING Investor Elite NY - 13

1

We may receive compensation from each of the funds or their affiliates based on an annual percentage of the average net assets held in that fund by the company. The percentage paid may vary from one fund to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. We may also receive additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the policy. These additional payments are not disclosed in this Fund Expense Table and do not increase, directly or indirectly, the fees and expenses shown below. See Fees and Charges- Fund Fees and Expenses on page 29 for additional information.

2

Effective July 1, 2004, the Board of Trustees of AIM Variable Insurance Funds approved an amendment to the master investment advisory agreement. Under the amended master investment advisory agreement, the management fee for the fund has been reduced from 0.85% to 0.77%. Expenses have been restated to reflect this agreement.

3

The table above shows the estimated operating expenses for Class I Shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates, unless otherwise noted, are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any.

4

Through a "bundled fee" arrangement, Directed Services, Inc. (DSI), the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would bear any extraordinary expenses.

5

Because the Class I Shares of these Portfolios had not had a full year's performance during the fiscal year ended December 31, 2003, expenses are estimated based on the expenses of the Portfolio's Class S Shares for the most recently completed fiscal year.

6

Because the Class I Shares of these Portfolios had not commenced operations prior to December 31, 2003, the Portfolios' fiscal year end, expenses are estimated based on the expenses of the Portfolio's Class S Shares for the most recently completed fiscal year.

7

A portion of the brokerage commissions that the Portfolios pay is used to reduce each Portfolio's expenses. Including these reductions and the MFS voluntary management fee waiver the "Total Annual Fund Operating Expenses" for the year ended December 31, 2003 would have been 0.89% for ING JPMorgan Small Cap Equity, 0.80% for ING Legg Mason Value, 0.64% for ING MFS Total Return and 0.68% for ING T. Rowe Price Capital Appreciation Portfolios. This arrangement may be discontinued at any time.

8

The table above shows the estimated operating expenses for Class S Shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates, unless otherwise noted, are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any. "Other Expenses" shown in the table above includes a Shareholder Services Fee of 0.25%.

9

Through a "bundled fee" arrangement, Directed Services, Inc. (DSI), the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would bear any extraordinary expenses.

10

A portion of the brokerage commissions that the Portfolios pay is used to reduce the Portfolio's expenses. Including these reductions and the MFS voluntary management fee waiver the "Total Annual Fund Operating Expenses" for the year ended December 31, 2003 would have been 0.86%. This arrangement may be discontinued at any time.

11

DSI has voluntarily agreed to waive a portion of its management fee for certain Portfolios. Including this waiver, the "Total Annual Fund Operating Expenses" for the year ended December 31, 2003, would have been 0.89%. This arrangement may be discontinued by DSI at any time.

12

DSI has voluntarily agreed to waive a portion of its management fee for certain Portfolios. Including this waiver, the "Total Annual Fund Operating Expenses" for the year ended December 31, 2003, would have been 0.65%. This arrangement may be discontinued by DSI at any time.

13	Because the Portfolio is new, expenses, shown above, are estimated.

14	Management/(Advisory) Fees have been restated to reflect a decrease from 0.90% to 0.85% effective May 1, 2004.

15

The Administrator of the Fund has contractually agreed to waive all or a portion of its administrative services fees and/or reimburse administrative expenses for the Van Kampen Comstock Portfolio so that the Total Net Fund Annual Operating Expenses for this Portfolio shall not exceed 0.88% through April 30, 2005. Without this waiver, the Total Net Fund Annual Operating Expenses would be 0.95%.

14 - ING Investor Elite NY

16

The table above shows the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio.

17

ING Investments, LLC, the investment adviser to each Portfolio, entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser is shown under "Fees and Expenses Waived or Reimbursed" in the table above. The expense limit for each Portfolio is shown as "Net Annual Fund Operating Expenses" in the table above. For each Portfolio, the expense limits will continue through at least December 31, 2004. For further information regarding the expense limitation agreements, see the Fund's prospectus.

18

The above table shows the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio.

19

ING Funds Services, LLC receives an annual administration fee equal to 0.10% of average daily net assets which is included in Other Expenses in the above table. Estimated Other Expenses are based on each Portfolio's actual Other Expenses for its most recently completed fiscal year.

20

ING Investments, LLC, the investment adviser to each Portfolio, has entered into a written expense limitation agreement with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser is shown under Fees and Expenses Waived or Reimbursed in the above table. For each Portfolio except ING VP MidCap Opportunities, the expense limits will continue through at least December 31, 2004. For ING VP MidCap Opportunities, the expense limits will continue through at least December 31, 2005. For further information regarding the expense limitation agreements, see the Fund's prospectus.

21

Other Expenses, Total Annual Fund Operating Expenses and Net Annual Fund Operating Expenses in the above table exclude a one-time merger fee of 0.05% incurred in connection with the merger of another investment company into ING VP MagnaCap Portfolio.

22

Neuberger Berman Management Inc. ("NBMI") has undertaken through December 31, 2007 to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI (except with respect to Limited Maturity Bond and Partners Portfolios) and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Limited Maturity Bond and Partners Portfolio's average daily net asset value; and 1.50% of the average daily net asset value of the Socially Responsive Portfolio The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.

23

NBMI has voluntarily committed to waive fees and/or reimburse expenses for an additional 0.20% of the average daily net asset value of the Socially Responsive Portfolio to maintain the Portfolio's net operating expense ratio at 1.30%. NBMI can, at its sole discretion, on at least 30 days' notice terminate this voluntary waiver and/or reimbursement commitment.

24

Management (Advisory) Fees reflect effective management fees before taking into effect any fee waiver. Other Expenses are shown before expense offsets afforded the Portfolios. Total Annual Fund Operating Expenses for the Equity, Managed and Small Cap Portfolios are contractually limited by OpCap Advisors so that their respective annualized operating expenses (net of any expense offset) do not exceed 1.00% of average daily net assets. Total Annual Fund Operating Expenses for the Global Equity Portfolio (net of any expense offset) are contractually limited to 1.25% of average daily net assets. This agreement will be in effect through at least December 31, 2014.

25

The expenses in the table above reflect the contractual expense limitation in effect through May 1, 2005 under which Pioneer has agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class I expenses to 1.25% of the average daily net assets attributable to Class I shares.

ING Investor Elite NY - 17

How the Policy Works
Your Premium You make a premium payment.
		_________________►	We deduct from each premium payment:
Premium Expense Charge.

	Net Premium We allocate the net premium to the investment options you choose.	◄____________________

▼	▼
Fixed Account Amounts you allocate are held in our general account and earn a fixed rate of interest.	Variable Account Amounts you allocate are held in sub-accounts of the variable account. The sub-accounts invest in the funds.		The funds deduct:
		__________►	Investment management fees.
Other expenses.

We deduct transaction fees and charges from your policy value:
		____►	Partial Withdrawal Fee.
	▼		Surrender Charge.
Policy Value Your policy value equals the sum of your fixed account, variable account and loan account values.			Transfer Charge.
Excess Illustration Fee.
Excess Annual Report Fee.
▲ | ▼

	Loan Account Amount set aside as collateral for policy loans.	____►	We deduct periodic fees and charges from your policy value:
Cost of Insurance Charge.
	▲		Administrative Charge.
Monthly Amount Charge.
Mortality and Expense Risk Charge.
▼
Interest Credited We credit interest on the amount held in the loan account.		Interest Charged We charge interest on your loan amount.

We deduct fees and charges from your policy value for the optional rider benefits you select.
____►

18 - ING Investor Elite NY

THE COMPANY, THE FIXED ACCOUNT AND THE VARIABLE ACCOUNT
ReliaStar Life Insurance Company of New York
We are a stock life insurance company incorporated under the laws of the State of New York in 1917. Our headquarters is at 1000 Woodbury Road, Suite 208, P.O. Box 9004, Woodbury, New York 11797.

We are a wholly owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands.

We are also a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include the fixed account and sub-accounts of the variable account. The investment performance of a policy depends on the performance of the investment options you choose.

The Fixed Account

You may allocate all or a part of your net premium and transfer your policy value into the fixed account. We declare the interest rate that applies to all amounts in the fixed account. This interest rate is never less than 3.00%. Additionally, we guarantee that the interest rate will not change more frequently than every policy anniversary. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the fixed account on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the fixed account.

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value.

The fixed account guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the fixed account under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the fixed account or the general account as an investment company under the Investment Company Act of 1940, as amended ("1940 Act") (because of exemptive and exclusionary provisions). This means that the general account, the fixed account and interests in it are generally not subject to regulation under these Acts.

ING Investor Elite NY - 19

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the fixed account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

The Variable Account

We established the ReliaStar Life Insurance Company of New York Variable Life Separate Account I on March 23, 1982, as one of our separate accounts under the laws of the State of New York. It is a unit investment trust, registered with the SEC under the 1940 Act.

We own all of the assets of the variable account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the variable account reflect the investment experience of the variable account and not the investment experience of our other assets. Additionally, New York law provides that we cannot charge the variable account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the variable account assets will be used first to pay variable account policy claims. Only if variable account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors.

The variable account is divided into sub-accounts. Each sub-account invests in a corresponding fund. When you allocate premium payments to a sub-account, you acquire accumulation units of that sub-account. You do not invest directly in or hold shares of the funds when you allocate premium payments to the sub-accounts of the variable account. See Appendix B to this prospectus for a list of the funds available through the variable account along with information about each fund's investment adviser/subadviser and investment objective. See the Fund Expense Table beginning on page 12 for fund expense information.

Each fund has its own investment objective and risks. Information about the risks associated with investing in the funds is located in their separate prospectuses. Read the fund prospectuses in conjunction with this prospectus, and retain the prospectuses for future reference.

A fund available through the policy may not be the same as a retail mutual fund with the same or similar name. Accordingly, the management, expenses and performance of a fund is likely to differ from a similarly named retail mutual fund.

Voting Privileges. We invest each sub-account's assets in shares of a corresponding fund. We are the legal owner of the fund shares held in the variable account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

20 - ING Investor Elite NY

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each sub-account of your policy by dividing your variable account value in that sub-account by the net asset value of one share of the matching fund.

Right to Change the Variable Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our variable account with respect to some or all classes of policies:

Change the investment objective;
Offer additional sub-accounts which will invest in funds we find appropriate for policies we issue;
Eliminate sub-accounts;
Combine two or more sub-accounts;
Substitute a new fund for a fund in which a sub-account currently invests. A substitution may become necessary if, in our judgment:
A fund no longer suits the purposes of your policy;
There is a change in laws or regulations;
There is a change in the fund's investment objectives or restrictions;
The fund is no longer available for investment; or
Another reason we deem a substitution is appropriate.
In the case of a substitution, the new fund may have different fees and charges than the fund it replaced;
Transfer assets related to your policy class to another separate account;
Withdraw the variable account from registration under the 1940 Act;
Operate the variable account as a management investment company under the 1940 Act;
Cause one or more sub-accounts to invest in a fund other than, or in addition to, the funds currently available;
Stop selling the policy;
End any employer or plan trustee agreement with us under the agreement's terms;
Limit or eliminate any voting rights for the variable account;
Make any changes required by the 1940 Act or its rules or regulations; or
Close a sub-account to new investments.

ING Investor Elite NY - 21

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected sub-account to another sub-account or to the fixed account, you may do so free of charge. Just notify us at our customer service center.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard ING Investor Elite NY variable universal life insurance policy. The policy provides death benefits, cash values and other features of traditional life insurance contracts.

Purchasing a Policy
To purchase a policy you must submit an application to us. On that application you will, among other things, select:
The amount of your initial insurance coverage (which generally must be at least $100,000);
Your initial death benefit option;
The death benefit qualification test to apply to your policy; and
Any riders or optional benefits.
Additionally, on the application you will provide us with certain health and other necessary information.

On the date coverage under the policy begins (the "policy date"), the person on whose life we issue the policy (the "insured person") generally can be no more than age 90. "Age" under the policy means the insured person's age nearest to the policy date. From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy.

22 - ING Investor Elite NY

Premium Payments
Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:
We may refuse to accept any premium less than $25;
You cannot pay additional premiums after age 100;
We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;

  We may refuse any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract; and

We may refuse to accept any premium that does not comply with our anti-money laundering program. See General Policy Provisions - Anti-Money Laundering, page 59.
After we deduct the premium expense charge from your premium payments, we apply the remaining net premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your minimum initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Insurance coverage does not begin until we receive your minimum initial premium. The minimum initial premium is generally equal to at least the minimum premiums for the first three months. The minimum premium is based on monthly rates that vary according to the insured person's gender, risk class and age. Optional rider benefits have their own minimum premium rates. If you authorize premiums to be paid by electronic funds transfer, we will issue a policy upon receipt of the minimum premium for the first month and the required completed electronic funds transfer forms.

Your policy will indicate the minimum premium that applies to you. You are not required to pay the minimum premium, but payment of the minimum premium will keep your policy in force during the basic death benefit guarantee period. See Death Benefit Guarantees - Basic Death Benefit Guarantee, page 35. Payment of the minimum premium may or may not be enough to keep your policy in force beyond the basic death benefit guarantee period. Additionally, you may need to pay more than the minimum premium to keep the lifetime death benefit guarantee in force. See Death Benefits - Death Benefit Guarantees, page 34.

Premium Payments Affect Your Coverage. During any applicable death benefit guarantee period, the death benefit guarantee lasts only if your cumulative premium payments to the next monthly processing date, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments applicable to the guarantee. If they are not and your surrender value or net policy value, as applicable, is not enough to pay the periodic fees and charges, when due, then your policy will enter the 61-day grace period and you must make a sufficient premium payment to avoid lapse. See Termination of Coverage - Lapse, page 49.

ING Investor Elite NY - 23

Allocation of Net Premium. Until your initial net premium is allocated as described below, we hold premiums in a general suspense account. Premiums held in this suspense account do not earn interest.
We apply the initial net premium to your policy after all of the following conditions have been met:
We receive the required initial minimum premium;
All issue requirements have been received by our customer service center; and
We approve your policy for issue.

We allocate your initial net premium in the sub-account which invests in the ING Liquid Assets Portfolio on the valuation date next following your policy date. We later transfer the amount held in this sub-account to the fixed account and your selected sub-accounts, based on your most recent premium allocation instructions. This transfer will generally occur on the sixteenth day following your policy date.

All net premiums we receive after this period are allocated to your policy on the valuation date of receipt. We will use your most recent premium allocation instructions specified in whole percentages totaling 100%.

Free Look Period

During the free look period, you have the right to examine your policy and return it to us for a refund if you are not satisfied for any reason. The free look period is ten days from your receipt of the policy.

If you return your policy to us during the free look period, we will cancel it as of your policy date and send you a refund equal to a return of all premium we have received.
Temporary Insurance
In some of our forms temporary insurance is referred to as "Conditional Receipt."

If you pay the minimum initial premium and qualify, we may issue you temporary insurance. If the insured person's age is 59 or less, the maximum amount of temporary insurance coverage $500,000; otherwise the maximum amount of temporary insurance coverage is $250,000.

Temporary insurance coverage begins when all of the following events have occurred:
You have completed and signed our temporary insurance coverage form;
All required medical examinations and tests have been completed within 60 days of the date of the temporary insurance coverage form;
We determine that, as of the date of the required medical examinations and tests, the insured person is insurable for the amount and plan applied for;
We have received and accepted a premium payment of at least your minimum initial premium (selected on your application); and
The necessary parts of the application are complete.

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During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. See Premium Payments - Allocation of Net Premium, page 24.

Fees and Charges
We deduct fees and charges under the policy to compensate us for:
Providing the insurance benefits of the policy (including any rider benefits);
Administering the policy;
Assuming certain risks in connection with the policy; and
Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payments of sales expenses.

Transaction Fees and Charges
We deduct the following transaction fees and charges from your policy value each time you make certain transactions.
Premium Expense Charge. We deduct a premium expense charge of 4.50% from each premium payment we receive.
This charge helps offset:
The expenses we incur in selling the policy;
The costs of various state and local taxes; and
The cost associated with the federal income tax treatment of our deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

Partial Withdrawal Fee. We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is currently $10, but we reserve the right to deduct up to $25 for each partial withdrawal. We deduct the partial withdrawal fee proportionately from your remaining fixed and variable account values.

This fee helps offset the expenses we incur when processing a partial withdrawal.
Surrender Charge. We deduct a surrender charge during the first ten policy years or the first ten years after an increase in your insurance coverage when you:
Surrender your policy; or
Decrease your insurance coverage.

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The amount of the surrender charge depends on the surrender charge rates.

When you purchase a policy or increase your insurance coverage, we set surrender charge rates based on the gender, age and risk class of the insured person. These surrender charge rates remain level for the first five years then decrease uniformly each month to zero at the end of the tenth policy or segment year. See Death Benefits - Changes in the Amount of Your Insurance Coverage, page 30. Surrender charge rates will not exceed $XX per $1,000 of insurance coverage and the rates that apply to you will be set forth in your policy. See the Fees and Charges - Transaction Fees and Charges table, page 8, for the minimum and maximum surrender charge rates and the rates for a representative insured person.

For full surrenders, you will receive the surrender value of your policy. For decreases in the amount of insurance coverage, the surrender charge will reduce your policy value. If there are multiple segments of insurance coverage, the coverage decreases and surrender charges assessed will be processed on a pro rata basis.

In the early policy years the surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.

This charge helps offset the expenses we incur in selling the policy.

Transfer Charge. We currently do not assess a charge for transfers between any of the investment options. We reserve the right, however, to charge up to $25 for each transfer. Transfers associated with policy loans, the dollar cost averaging or automatic rebalancing programs or the exercise of conversion rights will not count as transfers when calculating any applicable transfer charge.

This charge helps offset the expenses we incur when processing transfers.

Excess Illustration Fee. We currently do not assess a fee, but we reserve the right to assess a fee of up to $50 for each illustration of your policy values you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.
Excess Annual Report Fee. We currently do not assess a fee, but we reserve the right to assess a fee of up to $50 for each annual report you request after the first each policy year.
This fee helps offset the costs we incur when processing requests for excess annual reports.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your policy value.

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Periodic Fees and Charges	In the policy form the "monthly processing date" is referred to as the "Monthly Anniversary."

We deduct the following periodic fees and charges from your policy value on the monthly processing date. The monthly processing date is the same date each month as your policy date. If that date is not a valuation date, then the monthly processing date is the next valuation date.

At any time you may choose one investment option from which we will deduct your periodic fees and charges. If you do not choose the investment option or the amount in your chosen investment option is not enough to cover the periodic fees and charges, then your periodic fees and charges are taken from the sub-accounts and fixed account in the same proportion that your value in each has to your net policy value.

Cost of Insurance. The cost of insurance charge is equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each segment of your insurance coverage. The net amount at risk as calculated on each monthly processing date equals the difference between:

Your current base death benefit, discounted to take into account one month's interest earnings at an assumed 3.00% annual interest rate; and
Your policy value minus the fees and charges due on that date, other than cost of insurance charges and the cost of the waiver of monthly deduction rider, if applicable.

Monthly cost of insurance rates are based on the insured person's age at issue, gender, risk class and amount of insurance coverage on the policy date and each date you increase your insurance coverage (a "segment date") and the policy year. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Tables. Current cost of insurance rates are generally lower for policies having total coverage amounts of at least $250,000. The rates that apply to you will be set forth in your policy. See the Fees and Charges - Periodic Fees and Charges table, page 9, for the minimum and maximum cost of insurance rates and the rates for a representative insured person.

Separate cost of insurance rates apply to each segment of your insurance coverage and your riders. The maximum rates for the initial and each new segment of your insurance coverage will be printed in your policy schedule pages.

The cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured person. The net amount at risk is affected by the same factors that affect your policy value, namely:

The net premium applied to your policy;
The fees and charges we deduct;
Any partial withdrawals you take;
Interest earnings on the amounts allocated to the fixed account;
Interest earned on amounts held in the loan account; and
The investment performance of the funds underlying the sub-accounts of the variable account.

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We calculate the net amount at risk separately for each segment of your insurance coverage.
The cost of insurance charge helps compensate us for the ongoing costs of providing insurance coverage, including the expected cost of paying death proceeds that may be more than your account value.

Administrative Charge. The monthly administrative charge is currently $8.50 and is guaranteed not to exceed $10. The administrative charge helps compensate us for the costs associated with administering the policies.

Monthly Amount Charge. During the first ten policy years (and for ten years following a requested increase in insurance coverage) we will deduct a monthly charge per $1,000 of insurance coverage. The monthly amount charge is based on the insured person's age at issue, gender, risk class and current amount of insurance coverage for each segment. Any decrease in insurance coverage or any change in insurance coverage resulting from a change in the death benefit option will result in a proportionate decrease in this charge. The rates that apply to you will be set forth in your policy. See the Fees and Charges - Periodic Fees and Charges table, page 9, for the minimum and maximum monthly amount charge rates and the rates for a representative insured person.

The monthly amount charge helps compensate us for expenses relating to the distribution of the policy, including agents' commissions, advertising and the printing of the prospectus and sales literature for new sales of the policy. A portion of this charge may also contribute to company profits.

Mortality and Expense Risk Charge. During the first ten policy years, the monthly mortality and expense risk charge is 0.041666% (0.50% annually) of your variable account value after all other monthly fees and charges are deducted. After the tenth policy year, this charge is eliminated.

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the policies and operating the sub-accounts of the variable account are greater than we estimated.

Rider Fees and Charges

There may be separate fees and charges if you add any optional rider benefits or exercise certain automatic rider benefits. For more information about rider benefits and the applicable fees and charges, see the Fees and Charges - Optional Rider Fees and Charges table, page 10, and the Additional Insurance Benefits - Optional Rider Benefits section, page 35. See also the Fees and Charges - Transaction Fees and Charges table, page 8, and the Additional Insurance Benefits - Automatic Rider Benefits section, page 38.

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Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:

Certain groups or sponsored arrangements (including our employees, certain family members of our employees, our affiliates and our appointed sales agents);
Corporate purchasers; or
Our policyholders or the policyholders of our affiliated companies.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

Fund Fees and Expenses

Each fund deducts management fees from the amounts invested in the fund. In addition, certain funds deduct a distribution or 12b-1 fee which is used to finance any activity that is primarily intended to result in the sale of fund shares, and certain funds deduct a service fee which is used to compensate service providers for administrative and policy owner services provided on behalf of the funds. A fund's management fees, distribution (12b-1) fees, as applicable, and other expenses are set by the fund and may change from year to year. They are deducted from the fund's assets and are not direct charges against a sub-account's assets or policy values. Rather, they are included when each underlying fund computes its net asset value, which is the share price used to calculate the unit values of the sub-accounts. See the Fund Expense Table on page 12 for details about each fund's management fees, distribution (12b-1) fees, other expenses and total annual fund expenses.

In addition to the fees and charges shown in the Fund Expense Table, we may, from time to time, receive other compensation from the funds or their affiliates. For example, the funds or their affiliates may make cash payments or provide expense reimbursements to us as an incentive for us to include the funds among the investment options available under the policy and to provide certain services to policy owners that relate to the investment options. More specifically, we may receive compensation from the investment advisers, administrators or distributors of the funds in connection with administrative, distribution, or other services and cost savings experienced by the investment advisers, administrators or distributors of the funds. It is anticipated that such compensation will be based on assets of the particular funds attributable to the policy. Some funds or their affiliates pay us more than others and some of the amounts we receive may be significant. The payments and expense reimbursements made to us by the funds do not increase, directly or indirectly, the expenses shown in the Fund Expense Table.

For a more complete description of the funds' fees and expenses, see each fund's prospectus.

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In the policy form the amount of insurance coverage you select is referred to as the "Face Amount."	Death Benefits

You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $100,000 of coverage to issue your policy. We may lower this minimum for certain group, sponsored or corporate purchasers. The amount of insurance coverage in effect on your policy date is your initial coverage segment.

You can combine the long-term advantages of permanent life insurance with the flexibility and short-term advantages of term life insurance through the policy. The base policy provides the permanent element of your coverage. The term insurance rider provides the term insurance element of your coverage.

It may be to your economic advantage to include part of your insurance coverage under the term insurance rider. The term insurance rider has no cash value, however, and provides no growth potential. Both the cost of insurance under the term insurance rider and the cost of insurance under the base policy are deducted monthly from your policy value and generally increase with the age of the insured person.

Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, you may change the amount of your insurance coverage after the first policy year. The change will be effective on the next monthly processing date after we receive your written request.

There may be underwriting or other requirements that must be met before we will approve a change. After we approve your request to change the amount of insurance coverage under the policy, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

Increases in the amount of your insurance coverage must be at least $5,000 and may be permitted until age 90. You cannot request an increase in the amount of your insurance coverage more frequently than once every two policy years.

A coverage segment or segment is a block of insurance coverage. A requested increase in insurance coverage will cause a new coverage segment to be created. Once we create a new segment, it is permanent unless law requires differently.

Each new segment will have:
A new surrender charge;
New cost of insurance charges, guaranteed and current;
A new incontestability period;
A new suicide exclusion period; and
A new minimum premium.
In determining the net amount at risk for each coverage segment we allocate the policy value first to the initial segment and any excess to additional segments starting with the first.

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You may not decrease the amount of your insurance coverage below $100,000. Decreases in insurance coverage on policies with multiple coverage segments will be made on a pro rata basis.
Decreases in insurance coverage may result in:
Surrender charges on the amount of the decrease;
Reduced minimum premium amounts; and
Reduced cost of insurance charges.

We reserve the right to not approve a requested change in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested change in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a tax adviser before changing your amount of insurance coverage. See Distributions Other that Death Benefits - Modified Endowment Contracts, page 53.

Death Benefit Qualification Tests

The death benefit proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of either the guideline premium test or the cash value accumulation test.

When you apply for a policy you must choose either the guideline premium test or the cash value accumulation test to make sure your policy complies with the Internal Revenue Code's definition of "life insurance." You cannot change this choice once the policy is issued.

Guideline Premium Test. The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your policy value multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to policy value. The factors for the guideline premium test can be found in Appendix A to this prospectus.

Cash Value Accumulation Test. The cash value accumulation test requires a policy's cash surrender value not to exceed the net single premium necessary to fund the policy's future benefits. Under the cash value accumulation test, there is generally no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to policy value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age, gender and risk class at any point in time, multiplied by the policy value. A description of how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

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Which Death Benefit Qualification Test to Choose. The guideline premium test limits the amount of premium that may be paid into a policy. If you do not desire to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

The cash value accumulation test does not limit the amount of premium that may be paid into a policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the cash value accumulation test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the minimum death benefit due to growth in policy value will generally be greater under the cash value accumulation test than under the guideline premium test. Required increases in the minimum death benefit will increase the cost of insurance under the policy, thereby reducing the policy value.

In the policy form, death benefit "Option 1" is referred to as the "Level Amount Option" or "Option A"; death benefit "Option 2" is referred to as the "Variable Amount Option" or "Option B"; and death benefit "Option 3" is referred to as the "Face Amount Plus Premium Amount Option" or "Option C."

Death Benefit Options
There are three death benefit options available under the base policy. You choose the option you want when you apply for the policy, but you may change that choice after the second policy year.

Option 1. Under death benefit Option 1, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will remain level unless your policy value multiplied by the appropriate factor described in Appendix A exceeds the death benefit. In this case, your death benefit will vary as the policy value varies.

Option 2. Under death benefit Option 2, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will vary as the policy value varies.

Option 3. Under death benefit Option 3, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will vary as you pay premiums and take withdrawals or if your policy value multiplied by the appropriate factor described in Appendix A exceeds the death benefit.

After age 100, the base death benefit under all options will generally be the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A. See Automatic Rider Benefits - Full Death Benefit Rider, page 40. If the full death benefit rider is not available in your state, the base death benefit after age 100 under all options is your policy value.

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Which Death Benefit Option to Choose. If you are satisfied with the amount of your existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value and lower cost of insurance charges, you should choose Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option 2. If you require a specific death benefit which would include a return of the premium paid, such as under an employer sponsored benefit plan, Option 3 may best meet your needs.

Changing Death Benefit Options. After the first policy year, you may change from death benefit Option 1 or Option 3 to Option 2, or from death benefit Option 2 or Option 3 to Option 1. Changes to death benefit Option 3 are not allowed after your policy is issued.

Changing your death benefit option may reduce or increase your insurance coverage but will not change the amount of your base death benefit. We may not approve a death benefit option change if it reduces the amount of insurance coverage below the minimum we require to issue your policy. On the effective date of your option change, your insurance coverage will change as follows:

Change From:	Change To:	Insurance Coverage Following the Change:
Option 1	Option 2	Your insurance coverage before the change minus your policy value as of the effective date of the change.
Option 2	Option 1	Your insurance coverage before the change plus your policy value as of the effective date of the change.
Option 3	Option 1	Your insurance coverage before the change plus the sum of all premium payments we have received minus all partial withdrawals you have taken as of the effective date of the change.
Option 3	Option 2

  Your insurance coverage before the change plus the sum of all premium payments we have received minus all partial withdrawals you have taken minus your policy value as of the effective date of the change.

Your death benefit option change is effective on your next monthly processing date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

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If a death benefit option change causes the amount of insurance coverage to change, no new coverage segment(s) is (are) created. Instead, the size of each existing segment(s) is (are) changed. If you change death benefit options, there is no change to the amount of term insurance coverage if you have added a term insurance rider to your policy. See Optional Rider Benefits - Term Insurance Rider, page 37.

Changing your death benefit option may have tax consequences. You should consult a tax adviser before making changes.
Death Benefit Proceeds

After the insured person's death, if your policy is in force we pay the death benefit proceeds to the beneficiaries. The beneficiaries are the people you name to receive the death benefit proceeds from your policy. The death benefit proceeds are equal to:

Your base death benefit; plus
The amount of any rider benefits; minus
Any outstanding policy loan with accrued loan interest; minus
Any outstanding fees and charges incurred before the insured person's death.
The death benefit is calculated as of the insured person's death and will vary depending on the death benefit option you have chosen.
Death Benefit Guarantees

The policy has two death benefit guarantees which provide that the policy will not lapse even if the surrender value or net policy value, as applicable, is not enough to pay the periodic fees and charges each month.

In general, the two most significant benefits of the death benefit guarantees are:

  During the early policy years, the surrender value may not be enough to cover the periodic fees and charges due each month, so that the basic death benefit guarantee may be necessary to avoid lapse of the policy. This occurs when the surrender charge exceeds the policy value in these years. Likewise, if you request an increase in the amount of your insurance coverage, an additional surrender charge will apply for the ten years following the increase, which could create a similar possibility of lapse as exists during the early policy years; and

  To the extent the surrender value declines due to poor investment performance of the funds or due to an additional surrender charge after a requested increase in the amount of your insurance coverage, the surrender value or net policy value, as applicable, may not be sufficient even in later policy years to cover the periodic fees and charges due each month. Accordingly, either the extended or lifetime death benefit guarantee may be necessary in later policy years to avoid lapse of the policy.

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Basic Death Benefit Guarantee. The basic death benefit guarantee is standard on every policy. It provides a guarantee that your policy will not lapse during the guarantee period provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments through the next monthly processing date. For issue ages 0-64, the guarantee period lasts for the lesser of 15 years or to age 70. For issue ages 65 and above the guarantee period lasts for the lesser of five years or to age 80, but not less than one year. If your policy is rated substandard or if you add either term insurance rider or additional insured rider coverage to your policy, the guarantee period will be limited to no more than five years. There is no charge for this guarantee.

You should consider the following factors in relation to the basic death benefit guarantee:
The amount of the minimum premium for your policy will be set forth in your policy (see Purchasing a Policy - Premium Payments, page 23);
The minimum premium for your policy is based on monthly rates that vary according to the insured person's gender, risk class and age;
Even though you may pay less than the minimum premium amount, you may lose the significant protection provided by the basic death benefit guarantee by doing so;

  A loan may cause the termination of this guarantee because we deduct your loan amount including accrued loan interest from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and

Even if the basic death benefit guarantee terminates, your policy will not necessarily lapse (see Termination of Coverage - Lapse, page 49).

We will notify you if on any monthly processing date you have not paid enough premium to maintain the basic death benefit guarantee. This notice will show the amount of premium required to maintain this guarantee. If we do not receive the required premium payment within 61 days from the date of our notice, the basic death benefit guarantee will terminate.

You may reinstate the basic death benefit guarantee during the first five policy years, provided that you pay additional premium equal to:
The sum of the minimum premium due since the policy date, including the minimum premium for the current monthly processing date; minus
The sum of all premium paid minus any partial withdrawals and loans taken.
The amount necessary to reinstate the basic death benefit guarantee may exceed the amount needed to create sufficient surrender value to pay any periodic fees and charges due each month.

Lifetime Death Benefit Guarantee. The lifetime death benefit guarantee is an optional rider benefit that is available but only when you apply for the policy. There is no charge for this guarantee. See Optional Rider Benefits - Lifetime Death Benefit Guarantee Rider, page 37.

Additional Insurance Benefits
Your policy may include additional insurance benefits, attached by rider. There are two types of riders:
Those that provide optional benefits that you must select before they are effective; and
Those that automatically come with the policy.

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The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

Optional Rider Benefits

The following riders may have an additional cost, but you may cancel optional riders at any time. Adding or canceling riders may have tax consequences. See TAX CONSIDERATIONS - Modified Endowment Contracts, page 53.

Accidental Death Benefit Rider. The accidental death benefit rider provides an additional insurance benefit if the insured person dies from an accidental injury before age 70. You may apply for this rider only when you apply for the base policy and the minimum amount of coverage under this rider is $5,000. The maximum amount of coverage is $300,000, but may be less depending on the age of the insured person.

You should consider the following factors when deciding whether to add the accidental death benefit rider to your policy:
Subject to certain limits, you can increase the amount of coverage under this rider after the second policy year;
You can decrease the amount of coverage under this rider after the second policy year;
The minimum premium for this rider is based on monthly rates that vary according to the insured person's risk class and age;
The current cost of insurance rates for this rider are different than those for the base policy (see Fees and Charges - Optional Rider Fees and Charges table, page 10);
The policy's periodic fees and charges do not apply to coverage under this rider; and
This rider does not have a surrender charge.

Additional Insured Rider. The additional insured rider provides ten-year guaranteed level premium and level term insurance coverage on the insured person or the insured person's spouse or children. You may add this rider after your policy is issued.

You should consider the following factors when deciding whether to add the additional insured rider to your policy:
You cannot increase the amount of coverage under this rider after issue;
You can decrease the amount of coverage under this rider after the first policy year;
The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
The current cost of insurance rates for this rider are different than those for the base policy (see Fees and Charges - Optional Rider Fees and Charges table, page 10);
The policy's monthly amount charge applies to coverage under this rider; and
This rider does not have a surrender charge.

Additionally, before age 75 you can convert the coverage under this rider to any other whole life policy we offer at the time. No evidence of insurability will be required for the new whole life policy, and the premiums and cost of insurance charges for this new policy will be based on the insured person's age at the time of conversion.

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Lifetime Death Benefit Guarantee Rider. The lifetime death benefit guarantee rider provides a guarantee that your policy will not lapse during your lifetime, provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of lifetime death benefit guarantee premium payments to the next monthly processing date. There is no charge for this rider.

You should consider the following factors when deciding whether to add the lifetime death benefit guarantee rider to your policy:
You may add this rider only when you apply for the base policy;
The lifetime death benefit guarantee period begins at the end of the basic death benefit guarantee period;
The minimum premium for this rider will be set forth in your policy;
The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
This rider cannot be added to a policy with death benefit Option 3 or the extended death benefit guarantee rider or which uses the cash value accumulation test; and
Even if the lifetime death benefit guarantee terminates, your policy will not necessarily lapse (see Termination of Coverage - Lapse, page 49).

If you have not paid enough premium to maintain the lifetime death benefit guarantee as of any monthly processing date, we will send you notice of the premium payment required to keep the extended death benefit guarantee in force. If we do not receive the required premium payment by the next monthly processing date, the lifetime death benefit guarantee will terminate. If this rider terminates, it cannot be reinstated.

Term Insurance Rider. The term insurance rider provides an additional level term insurance benefit if the insured person dies before age 80. You may apply for this rider only when you apply for the base policy and the minimum amount of coverage under this rider is $100,000.

You should consider the following factors when deciding whether to add the term insurance rider to your policy:
You cannot increase the amount of coverage under this rider after issue;
You can decrease the amount of coverage under this rider after the first policy year;
The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
The current cost of insurance rates for this rider are expected to be the same as those for the base policy (see Fees and Charges - Optional Rider Fees and Charges table, page 10); and
This rider does not have a surrender charge.

Additionally, you can transfer your coverage under this rider to your base policy without evidence of insurability anytime your base death benefit is greater than your policy value multiplied by the appropriate factor described in Appendix A. Cost of insurance rates for this new coverage segment will be the same as the cost of insurance rates for the initial coverage segment. Neither surrender charges nor periodic fees and charges will apply to this new coverage segment of the base policy.

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Total Disability Specified Premium Rider. Subject to certain limits, the total disability specified premium rider provides that a specified amount of premium will be credited to the policy each month while the insured person is totally disabled according to the terms of the rider.

You should consider the following factors when deciding whether to add the total disability specified premium rider to your policy:
The current cost of insurance rates for this rider are different than those for the base policy (see Fees and Charges - Optional Rider Fees and Charges table, page 10); and
You may not increase your insurance coverage while benefits are being paid under the terms of this rider.
Your policy may contain either the total disability specified premium rider or the waiver of monthly deduction rider, but not both.

Waiver of Monthly Deduction Rider. Subject to certain limits, the waiver of monthly deduction rider provides that the policy's periodic fees and charges are waived while the insured person is totally disabled according to the terms of the rider. You may add this rider after your policy is issued, but it may not be added after the insured person reaches age 55.

You should consider the following factors when deciding whether to add the waiver of monthly deduction rider to your policy:
The current cost of insurance rates for this rider are different than those for the base policy (see Fees and Charges - Optional Rider Fees and Charges table, page 10); and

  If death benefit Option 1 is in effect at the end of the first six months of total disability, your death benefit option will automatically be changed to Option 2. There will be no automatic change if Option 2 or Option 3 is in effect at the end of the first six months of total disability.

Your policy may contain either the waiver of monthly deduction rider or the total disability specified premium rider, but not both.
Automatic Rider Benefits

The following rider benefits may come with your policy automatically, depending on your age and/or risk class. There may be an additional charge if you choose to exercise any of these rider benefits, and exercising the benefits may have tax consequences. See Fees and Charges - Rider Fees and Charges, page 28, and Other Tax Matters - Accelerated Death Benefit Rider, page 54.

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Accelerated Death Benefit Rider. Under certain circumstances, the accelerated death benefit rider allows you to accelerate benefits from the base policy that we otherwise would pay upon the insured person's death. Generally, we will provide an accelerated benefit under this rider if the insured person has a terminal illness that will result in his or her death within 12 months, as certified by a physician. The accelerated benefit may not be more 50% of the amount that would be payable at the death of the insured person, and the accelerated benefit will first be used to pay off any outstanding policy loans and interest due. The remainder of the accelerated benefit will be paid to you in a lump sum.

Consider the following factors when deciding whether to accelerate the death benefit under this rider:
We assess an administrative charge of up to $300 when we pay the accelerated benefit (see Fees and Charges - Transaction Fees and Charges table, page 8);
When we pay the accelerated benefit, we establish a lien against your policy equal to the amount of the accelerated benefit, plus the amount of the administrative charge, plus interest on the lien;
Any subsequent death benefit proceeds payable under the policy will first be used to repay the lien;
Withdrawals, loans and any other access to the policy value will be reduced by the amount of the lien;

  Accelerating the death benefit will not affect the amount of premium payable on the policy and any premiums required to keep the policy in force which are not paid by you will be added to the lien; and

There may be tax consequences to requesting payment under this rider, and you should consult with a competent tax adviser for further information.

Certain limitations and restrictions are described in the rider. You should consult your agent/registered representative as to whether and to what extent the rider benefit is available on any particular policy.

Cost of Living Rider. The cost of living rider provides optional increases in the amount of insurance coverage on the life of the insured person every two years without evidence of insurability. Increases are based on increases in the cost of living as measured by the Consumer Price Index.

You should consider the following factors when deciding whether to accept a cost of living adjustment to your policy:

  On each date the amount of insurance increases under this rider, the periodic fees and charges under the policy will increase to account for the increased costs of insurance and the increased waiver of monthly deduction rider benefit, if applicable;

The minimum premium for the death benefit guarantees will increase, unless otherwise directed, on each date the amount of insurance increases under this rider; and
If you choose not to accept a cost of living adjustment, this rider will automatically terminate as to future increases.

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Full Death Benefit Rider. Under the full death benefit rider your policy will automatically continue beyond the policy anniversary nearest the insured person's 100th birthday. However, on that date we will:

Change death benefit Option 2 and Option 3 to death Benefit Option 1, if applicable;
Change the death benefit under Option 1 to an amount equal to the greater of:
Your requested amount of insurance coverage in effect at that time; or
Your policy value multiplied by the appropriate factor described in Appendix A.
Transfer your variable account value to the fixed account;
Terminate dollar cost averaging and automatic rebalancing programs; and
Terminate all other riders.
Thereafter, insurance coverage under your policy will continue until the death of the insured person, unless the policy lapses or is surrendered. However, after that date:
You may not make transfers from the fixed account to the sub-accounts of the variable account;
You may not make any further premium payments; and
We will not deduct any further monthly charges.
There is no charge for this rider.

The tax consequences of coverage continuing after the insured person reaches age 95 (if using the guideline premium test) or age 100 (if using the cash value accumulation test) are uncertain. You should consult a tax adviser as to those consequences. See Other Tax Matters - Continuation of a Policy, page 55.

Policy Value

In the policy form the "policy value" is referred to as the "Accumulation Value;" the "fixed account value" is referred to as the "Fixed Accumulation Value;" and the "variable account value" is referred to as the "Variable Accumulation Value."

Your policy value equals the sum of your fixed account, variable account and loan account values. Your policy value reflects:
The net premium applied to your policy;
The fees and charges that we deduct;
Any partial withdrawals you take;
Interest earned on amounts allocated to the fixed account;
The investment performance of the funds underlying the sub-accounts of the variable account; and
Interest earned on amounts held in the loan account.
Fixed Account Value

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value. See The Investment Options - The Fixed Account, page 19.

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Variable Account Value
Your variable account value equals your policy value attributable to amounts invested in the sub-accounts of the variable account.

Determining Values in the Sub-Accounts. The value of the amount invested in each sub-account is measured by accumulation units and accumulation unit values. The value of each sub-account is the accumulation unit value for that sub-account multiplied by the number of accumulation units you own in that sub-account. Each sub-account has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each variable investment option varies with the investment performance of its underlying fund. It reflects:

Investment income;
Realized and unrealized gains and losses;
Fund expenses; and
Taxes, if any.

A valuation date is a date on which a fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each valuation date ends at 4:00 p.m. Eastern time. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

You purchase accumulation units when you allocate premium or make transfers to a sub-account, including transfers from the loan account.
We redeem accumulation units:
When amounts are transferred from a sub-account (including transfers to the loan account);
For the monthly deduction of the periodic fees and charges from your variable account value;
For policy transaction fees (including fund redemption fees, if any);
When you take a partial withdrawal;
If you surrender your policy; and
To pay the death benefit proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the sub-account calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

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We deduct the periodic fees and charges each month from your variable account value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the sub-accounts goes up or down depending on the investment performance of the corresponding funds. There is no guaranteed minimum value of amounts invested in the sub-accounts of the variable account.

How We Calculate Accumulation Unit Values. We determine the accumulation unit value for each sub-account on each valuation date.
We generally set the accumulation unit value for a sub-account at $10 when the sub-account is first opened. After that, the accumulation unit value on any valuation date is:
The accumulation unit value for the preceding valuation date; multiplied by
The sub-account's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date. We reserve the right to revise the definition of valuation period as needed in accordance with applicable federal securities laws and regulations.

We calculate an accumulation experience factor for each sub-account every valuation date as follows:
We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that valuation date;
We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
We subtract a charge for taxes, if applicable; and
We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous valuation date.
Loan Account Value
In the policy form the "loan account value" is referred to as the "Loan Amount."

When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account and we charge interest on amounts held in the loan account. Your loan account value is equal to your outstanding loan amount plus unpaid interest. See Special Features and Benefits - Loans, page 42.

Special Features and Benefits
Loans

You may borrow money from us at any time after the first policy year, by using your policy as collateral for the loan. Unless state law requires otherwise, a new loan amount must be at least $500, and the amount you may borrow is limited to 90% of the surrender value of your policy.

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When you take a loan, we transfer an amount equal to your loan to the loan account. The loan account is part of our general account specifically designed to hold collateral for policy loans and interest.

Your loan request must be directed to our customer service center. When you request a loan you may specify the investment options from which the loan collateral will be taken. If you do not specify the investment options, the loan collateral will be taken proportionately from each active investment option you have, including the fixed account.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the loan account with interest at an annual rate of 3.00%. Interest we credit is allocated to the sub-accounts and fixed account in the same proportion as your current premium allocation unless you tell us otherwise.

We also charge interest on loans. The annual interest rate charged is currently 4.76%.
After the tenth policy year, the annual interest rate which we charge will be reduced to 2.91% for that portion of the loan amount that is not greater than:
Your variable account value plus your fixed account value; minus
The sum of all premiums paid minus all partial withdrawals.
Loans with this reduced interest rate are preferred loans.

Interest is payable in advance at the time you take any loan (for the rest of the policy year) and at the beginning of each policy year thereafter (for the entire policy year). If you do not pay the interest when it is due, we add it to your loan account balance.

We will refund to you any interest we have not earned if:
Your policy lapses;
You surrender your policy; or
You repay your loan.

Loan Repayment. You may repay your loan at any time. However, unless you tell us otherwise we will treat amounts received as premium payments and not loan repayments. You must tell us if you want a premium payment to go towards repaying your loan.

When you make a loan repayment, we transfer an amount equal to your payment from the loan account to the sub-accounts and fixed account in the same proportion as your current premium allocation, unless you tell us otherwise.

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Effects of a Policy Loan. Using your policy as collateral for a loan will effect your policy in various ways. You should carefully consider the following before taking a policy loan:
If you do not make loan repayments your policy could lapse because your surrender value or net policy value, as applicable, may not be enough to pay your fees and charges each month;

  A loan may cause the termination of the death benefit guarantees because we deduct your loan account value from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the death benefit guarantee in effect;

Taking a loan reduces your opportunity to participate in the investment performance of the sub-accounts and the interest guarantees of the fixed account;
Accruing loan interest will change your policy value as compared to what it would have been if you did not take a loan;
Even if you repay your loan, it will have a permanent effect on your policy value;
If you do not repay your loan we will deduct any outstanding loan account value from amounts payable under the policy; and
Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. See TAX CONSIDERATIONS - Distributions Other than Death Benefits, page 52.
Transfers

You currently may make an unlimited number of transfers of your variable account value between the sub-accounts and to the fixed account. Transfers are subject to any conditions, limits or charges (including redemption fees) that we or the funds whose shares are involved may impose, including:

You may generally not make transfers until after the fifteenth day following your policy date (see Premium Payments - Allocation of Net Premium, page 24);
We reserve the right to limit you to 12 transfers each policy year;
Although we currently do not impose a charge for transfers, we reserve the right to charge up to $25 for each transfer; and
We may impose the transfer charge, limit the number of transfers each policy year, restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the sub-accounts or to the fixed account will generally apply equally to all policy owners. However, we may impose different conditions or limits on third parties acting on behalf of policy owners, such as market timing services.

Transfers from the fixed account to the sub-accounts of the variable account are subject to the following additional restrictions:
Only one transfer is permitted each policy year, and you may only make this transfer within 30 days of the anniversary of your policy date;
You may only transfer up to 50% of your fixed account value unless the balance, after the transfer, would be less than $1,000 in which event you may transfer your full fixed account value; and
Your transfer must be at least the lesser of $500 or your total fixed account value.

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We reserve the right to liberalize these restrictions on transfers from the fixed account, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the valuation date we receive your request, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime your net policy value is at least $5,000 you may elect dollar cost averaging.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount from any of the sub-accounts to one or more of the other sub-accounts or to the fixed account. We do not permit transfers from the fixed account under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis. You may discontinue this program at any time. Although we currently do not charge for this feature, we reserve the right to impose a charge in the future.

This systematic plan of transferring policy values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the sub-accounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.
You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate if:
We receive a request to begin an automatic rebalancing program;
The policy is in the grace period on any date when dollar cost averaging transfers are scheduled; or
The specified transfer amount from any sub-account is more than the variable account value in that sub-account.
Automatic Rebalancing. Anytime your net policy value is at least $10,000 you may elect automatic rebalancing.

Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable and fixed account values among your chosen investment options. Although we currently do not charge for this feature, we reserve the right to impose a charge in the future.

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If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.
You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if:
We receive a request to transfer policy values among the investment options;
We receive a request to begin a dollar cost averaging program;
The policy is in the grace period on any date when automatic rebalancing transfers are scheduled; or
The sum of your variable and fixed account values is less than $7,500 on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers. The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can adversely affect fund performance, disrupt fund management strategies and increase fund expenses through:

Increased trading and transaction costs;
Forced and unplanned portfolio turnover;
Lost opportunity costs; and
Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.
Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the policy.
We monitor transfer activity and reserve the right to take any necessary action if an individual's or organization's transfer activity:
Exceeds our then-current monitoring standard for excessive trading;
Is identified as problematic by an underlying fund;
Is determined, in our sole discretion, to be not in the best interests of other policy owners; or
Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved.

Such actions may include, but are not limited to, the suspension of transfer privileges via facsimile, telephone, e-mail and internet, and the limiting of transfer privileges to submission by mail. We will notify you in writing if we take any of these actions.

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Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether trading activity is excessive. We reserve the right to modify our excessive trading policy at any time, without prior notice and in our sole discretion, based on, among other factors, the best interests of policy owners, fund investors, fund management considerations and state or federal regulatory developments.

We also reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple policy owners. Such restrictions may include:

Not accepting transfer instructions from an agent acting on behalf of more than one policy owner; and
Not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one policy owner at a time.
The Company does not allow exceptions to our excessive trading policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity.

Limits Imposed by the Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a premium payment to a sub-account if the sub-account's investment in its corresponding fund is not accepted by the fund for any reason.

Conversion to a Guaranteed Policy. During the first two policy years and the first two years after an increase in the amount of your insurance coverage, you may permanently convert your policy or the requested increase in insurance coverage to a guaranteed policy. If you elect to make this change, we will permanently transfer the amounts you have invested in the sub-accounts of the variable account to the fixed account and allocate all future net premium to the fixed account. After you exercise this right you may not allocate future premium payments or make transfers to the sub-accounts of the variable account. We do not charge for this change. Contact our customer service center or your agent/registered representative for information about the conversion rights available in your state.

Partial Withdrawals

Beginning in the second policy year you may withdraw part of your policy's surrender value. Only one partial withdrawal is currently allowed each policy year during the first ten policy years and 12 each policy year thereafter. A partial withdrawal must be at least $500. In policy years two through ten you may not withdraw more than 20% of your surrender value. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

We currently charge $10 for each partial withdrawal, but we reserve the right to charge up to $25 for each partial withdrawal. See Transaction Fees and Charges - Partial Withdrawal Fee, page 25.

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Unless you specify a different allocation, we will take partial withdrawals from the fixed account and the sub-accounts of the variable account in the same proportion that your value in each has to your net policy value on the monthly processing date. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request.

Effects of a Partial Withdrawal. We will reduce the policy value by the amount of a partial withdrawal. We will also reduce the death benefit by the amount of a partial withdrawal, or, if the death benefit is based on a factor from the definition of life insurance factors described in Appendix A, by an amount equal to the factor multiplied by the amount of the partial withdrawal. A partial withdrawal may also cause the termination of the death benefit guarantees because we deduct the amount of the partial withdrawal from the total premiums paid when calculating whether you have paid sufficient premiums in order to maintain the death benefit guarantees.

If death benefit Option 1 is in effect, we will decrease the amount of insurance coverage by the amount of a partial withdrawal. Decreases in insurance coverage on policies with multiple coverage segments will be made on a pro rata basis.

Therefore, partial withdrawals may affect the way in which the cost of insurance is calculated and the amount of pure insurance protection under the policy. See Periodic Fees and Charges - Cost of Insurance, page 27.

If death benefit Option 2 or Option 3 is in effect, a partial withdrawal will not affect the amount of insurance coverage.
We will not allow a partial withdrawal if the amount of insurance coverage after the withdrawal would be less than $100,000.
A partial withdrawal may have tax consequences depending on the circumstances of such withdrawal. See TAX CONSIDERATIONS - Tax Status of the Policy, page 51.
Paid-Up Life Insurance

You may elect, at any time before the insured person's age 100, to apply the surrender value to purchase fixed paid up life insurance. The amount by which any paid up insurance will exceed the surrender value cannot be greater than the amount by which the death benefit exceeds the policy value. Any surrender value not used to purchase paid-up life insurance will be paid to you in cash and treated as a partial distribution for federal income tax purposes.

If you elect to continue your policy as fixed paid-up life insurance:
The surrender value is transferred to the fixed account;
You cannot pay additional premiums;
You cannot take any partial withdrawals; and
We will not deduct any further periodic fees and charges.
Applying your policy's surrender value to purchase paid up insurance may have tax consequences. See TAX CONSIDERATIONS - Tax Status of the Policy, page 51.

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Termination of Coverage
Your insurance coverage will continue under the policy until you surrender your policy or it lapses.
Surrender	In the policy form the "surrender value" is referred to as the "Cash Surrender Value."

You may surrender your policy for its surrender value any time after the free look period while the insured person is alive. Your surrender value is your policy value minus any surrender charge, loan account value and unpaid fees and charges.

You may take your surrender value in other than one payment.

We compute your surrender value as of the valuation date we receive your written surrender request and policy (or lost policy form) at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy.

Surrender of your policy may have adverse tax consequences. See TAX CONSIDERATIONS - Distributions Other than Death Benefits, page 52.
Lapse
Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:
A death benefit guarantee is in effect; or
Your surrender value or net policy value, as applicable, is enough to pay the periodic fees and charges when due.

Grace Period. If on a monthly processing date you do not meet either of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges and charges of any optional rider benefits for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments, then we deduct the overdue amounts from your policy value.

If you do not pay the full amount within the 61-day grace period, your policy and its riders will lapse without value. We withdraw your remaining variable and fixed account values, deduct amounts you owe us and inform you that your coverage has ended.

If the insured person dies during the grace period, we do pay death benefit proceeds to your beneficiaries with reductions for your loan account value and periodic fees and charges owed.

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During the early policy years your surrender value will generally not be enough to cover the periodic fees and charges each month, and you will generally need to pay at least the minimum premium amount (to maintain the basic death benefit guarantee) for the policy not to lapse.

If your policy lapses, any distribution of policy value may be subject to current taxation. See TAX CONSIDERATIONS - Distributions Other than Death Benefits, page 52.
Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy by written request any time within five years after it has lapsed. A policy that was surrendered may not be reinstated.

To reinstate the policy and any riders, you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force for at least two months. If you had a policy loan existing when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.

A lapsed basic death benefit guarantee cannot be reinstated after the fifth policy year. A lapsed lifetime death benefit guarantee rider cannot be reinstated.

A policy that lapses during a seven pay testing period and is reinstated more than 90 days after lapsing will be classified as a modified endowment contract for tax purposes. In general, a seven pay testing period is the first seven policy years and the first seven years after certain changes to your policy. You should consult with a competent adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. See TAX CONSIDERATIONS - Distributions Other than Death Benefits - Modified Endowment Contracts, page 53.

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service ("IRS").

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

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Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The variable account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits attributable to the separate account will first be used to reduce any income taxes imposed on the variable account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the variable account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of either the cash value accumulation or the guideline premium test. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.

We will at all times strive to assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. See TAX CONSIDERATIONS - Tax Treatment of Policy Death Benefits, page 52.

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Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires separate account investments, such as our variable account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable investment option must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each sub-account's corresponding fund has represented that it will meet the diversification standards that apply to your policy. If it is determined that your variable life policy does not satisfy the applicable diversification regulations, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies, due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets.

Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted about these consequences.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the policy value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

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Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction in benefits, could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

  All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value and the investment in the policy;

  Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and

  A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (1) made on or after the date on which the taxpayer attains age 591/2; (b) which are attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or (c) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.

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Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Consult a tax adviser to determine whether or not any distributions made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. However, the tax consequences of such a loan that is outstanding after policy year ten are uncertain and a tax adviser should be consulted about such loans. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters
Policy Loans

In general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a tax adviser to determine whether you qualify under this exception.

Moreover, the tax consequences associated with a preferred loan available in the policy are uncertain. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Accelerated Death Benefit Rider

We believe that payments under the accelerated death benefit rider should be fully excludable from the gross income of the beneficiary if the beneficiary is the insured under the policy, or is an individual who has no business or financial connection with the insured. (See Automatic Rider Benefits - Accelerated Death Benefit Rider, page 39, for more information about this rider.) However, you should consult a qualified tax adviser about the consequences of adding this rider to a policy or requesting payment under this rider.

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Continuation of a Policy

The tax consequences of continuing the policy after the insured person reaches age 95 (if using the guideline premium test) or age 100 (if using the cash value accumulation test) are unclear. For example, in certain situations it is possible that after the insured person reaches age 95 using the guideline premium test (or age 100 under a policy using the cash value accumulation test), the IRS could treat you as being in constructive receipt of the policy value if the policy value becomes equal to the death benefit. If this happens, an amount equal to the excess of the policy value over the investment in the policy would be includible in your income at that time. Because we believe the policy will continue to constitute life insurance at that time and the IRS has not issued any guidance on this issue, we do not intend to tax report any earnings due to the possibility of constructive receipt in this circumstance. You should consult a tax adviser if you intend to keep the policy in force after the insured person reaches age 95 if using the guideline premium test (or age 100 under a policy using the cash value accumulation test).

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy for another life insurance policy or an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult your tax adviser.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

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Any increase in your death benefit will cause an increase in your cost of insurance charges.
Policy Availability and Qualified Plans
Policy owners may use the policy in various arrangements, including:
Certain qualified plans;
Non-qualified deferred compensation or salary continuance plans;
Split dollar insurance plans;
Executive bonus plans;
Retiree medical benefit plans; and
Other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts which cover the life of an individual who is a 20% owner, or an officer, director, or employee of a trade or business.) As another example, special rules apply if you are subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay income taxes and possibly penalties later.

Policy Transfers

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

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You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.
ADDITIONAL INFORMATION
General Policy Provisions
Your Policy
The policy is a contract between you and us and is the combination of:
Your policy;
A copy of your original application and applications for benefit increases or decreases;
Your riders;
Your endorsements;
Your policy schedule pages; and
Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.
A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.
Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birthday to the policy date. On the policy date, the insured person can generally be no more than age 90.

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay death benefit proceeds.

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As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the death benefit proceeds. Other surviving beneficiaries receive death benefit proceeds only if there is no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the death benefit proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death benefit proceeds to you or to your estate, as owner.

You may name new beneficiaries during the insured person's lifetime. We pay death benefit proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. The designation of certain beneficiaries may have tax consequences. See TAX CONSIDERATIONS - Other Tax Matters, page 54.

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. The transfer or assignment of a policy may have tax consequences. See TAX CONSIDERATIONS - Other Tax Matters, page 54.

Incontestability
In the policy form the "policy date" is referred to as the "Issue Date."

After your policy has been in force and the insured person is alive for two years from your policy date and from the effective date of any new coverage segment, an increase in any other benefit or reinstatement, we will not question the validity of statements in your applicable application.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your policy value on the last monthly processing date before the insured person's death, or as otherwise required by law.

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Suicide
If the insured person commits suicide within two years of your policy date, unless otherwise required by law, we limit death benefit proceeds to:
The total premium we receive to the time of death; minus
Outstanding loan account value; minus
Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage segment or other increase if the insured person commits suicide within two years of the effective date of a new coverage segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and monthly expense charges which were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (travelers cheques, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in your policy entering a 61-day grace period during which you must make a sufficient payment, in an acceptable form, to keep your policy from lapsing. See Premium Payments - Premium Payments Affect Your Coverage, page 23.

Our anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.
Transaction Processing
Generally, within seven days of when we receive all information required to process a payment, we pay:
Death benefit proceeds;
Surrender value;
Partial withdrawals; and
Loan proceeds.

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We may delay processing these transactions if:
The New York Stock Exchange is closed for trading;
Trading on the New York Stock Exchange is restricted by the SEC;
There is an emergency so that it is not reasonably possible to sell securities in the sub-accounts or to determine the value of a sub-account's assets; and
A governmental body with jurisdiction over the variable account allows suspension by its order.
SEC rules and regulations generally determine whether or not these conditions exist.
We execute transfers among the sub-accounts as of the valuation date of our receipt of your request at our customer service center.
We determine the death benefit as of the date of the insured person's death. The death benefit proceeds are not affected by subsequent changes in the value of the sub-accounts.

We may delay payment from our fixed account for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Notification and Claims Procedures
Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for policy changes or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative to call our customer service center to:

Make transfers;
Change premium allocations;
Change your dollar cost averaging and automatic rebalancing programs;
Request partial withdrawals; and
Request a loan.

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Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
Requiring some form of personal identification;
Providing written confirmation of any transactions; and
Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue or limit this privilege at any time. See Transfers - Limits on Frequent or Disruptive Transfers, page 46.

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by written request.

Non-participation
Your policy does not participate in the surplus earnings of ReliaStar Life Insurance Company.
Advertising Practices and Sales Literature
We may use advertisements and sales literature to promote this product, including:
Articles on variable life insurance and other information published in business or financial publications;
Indices or rankings of investment securities; and
Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the sub-accounts and funds. Past performance is not indicative of future performance of the sub-accounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain sub-accounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the surrender value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

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The investment performance of the sub-accounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $25 and the total proceeds must be at least $2,500.

The following settlement options are available:
Option 1 - The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;
Option 2 - The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid;
Option 3 - The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;

  Option 4 - The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee; and

Option 5 - The proceeds provide a life income for two payees. When one payee dies, the surviving payee receives two-thirds of the amount of the joint monthly payment for life.

Interest on Settlement Options. We base the interest rate for proceeds applied under Options 1 and 2 on the interest rate we declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors. The interest rate will never be less than an effective annual rate of 2.00%.

In determining amounts we pay under Options 3, 4 and 5, we assume interest at an effective annual rate of 2.00%. Also, for Option 3 and periods certain under Option 4, we credit any excess interest we may declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors.

If none of these settlement options have been elected, your surrender value or the death benefit proceeds will be paid in one lump-sum payment.

Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account which is backed by our general account and can be accessed by the beneficiary through a checkbook feature. The beneficiary may access the death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options.

Reports

Annual Statement. We will send you an annual statement once each year free of charge showing the amount of insurance coverage under your policy as well as your policy's death benefit, policy and surrender values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

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Additional statements are available upon request. We may make a charge not to exceed $50 for each additional annual statement you request. See Transaction Fees and Charges - Excess Annual Report Fee, page 26.

We send semi-annual reports with financial information on the funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your policy values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. We may make a charge not to exceed $50 for each illustration you request after the first in a policy year. See Transaction Fees and Charges - Excess Illustration Fee, page 26. Subject to regulatory approval, personalized illustrations may be based upon a weighted average rather than an arithmetic average of fund expenses.

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the investment Funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our customer service center at 1-877-253-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Distribution of the Policies

We sell our policies through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell this policy have entered into selling agreements with us. Under these selling agreements, we pay a distribution allowance to broker/dealers, who in turn pay commissions to their agents/registered representatives who sell this policy.

During the first policy year we pay a distribution allowance of up to XXX% of target premium we receive. Additionally, broker/dealers will also receive renewal commissions (trail commissions) of up to XXX% annually of the net policy value during each policy year. Further, agents/registered representatives may be eligible to receive certain overrides and other benefits based on the amount of earned commissions.

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In addition to these distribution allowances/commissions, we may also pay other amounts to broker/dealers and/or their agents/registered representatives. These amounts may include:

  Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms, such as reduction or elimination or the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on insurance sales;

Wholesaler fees and marketing allowances based on aggregate commissions paid during the year;

  Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;

Sponsor payments or reimbursements for broker/dealers to use in sales contests for their agents/registered representatives. We do not hold contests directly based on sales of this product; and

  Certain overrides and other benefits, which may include cash compensation, based on the amount of earned commissions, agent/representative recruiting, and other activities that promote the sale of policies.

We pay dealer concessions, wholesaling fees, overrides, other allowances and benefits and the costs of all other incentives or training programs from our resources which include sales charges.
Trading - Industry Developments

As with many financial services companies, the company and affiliates of the company have received requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading in investment company shares. In each case, full cooperation and responses are being provided. The company is also reviewing its policies and procedures in this area.

Legal Proceedings
We are not aware of any pending legal proceedings which involve the variable account as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse affect on our ability to meet our obligations under the policy.

ING America Equities, Inc., the principal underwriter and distributor of the policy, is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse affect on its ability to distribute the policy.

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Financial Statements

Financial statements of the variable account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact our customer service center at the address or telephone number on the back of this prospectus.

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APPENDIX A
Definition of Life Insurance Factors

Guideline Premium Test Factors
Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0-40	2.50	49	1.91	58	1.38	67	1.18	91	1.04
41	2.43	50	1.85	59	1.34	68	1.17	92	1.03
42	2.36	51	1.78	60	1.30	69	1.16	93	1.02
43	2.29	52	1.71	61	1.28	70	1.15	94	1.01
44	2.22	53	1.64	62	1.26	71	1.13	95 +	1.00
45	2.15	54	1.57	63	1.24	72	1.11
46	2.09	55	1.50	64	1.22	73	1.09
47	2.03	56	1.46	65	1.20	74	1.07
48	1.97	57	1.42	66	1.19	75 - 90	1.05
Cash Value Accumulation Test Factors
The cash value accumulation test factors vary according to the age, gender and risk class of the insured person.

Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the policy value does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using a 4.00% interest rate and the 1980 Commissioner's Standard Ordinary Mortality Table and will vary according to the age, gender and risk class of the insured person. The factors for the cash value accumulation test are then equal to 1 divided by the net single premium per dollar of paid up whole life insurance for the applicable age, gender and risk class.

A-1
APPENDIX B
Funds Available Through the Variable Account

The following chart lists the funds, the investment advisers and subadvisers to the funds and summary information regarding the investment objective of each fund. For information about each fund's expenses, see the Fund Expense Table beginning on page 12 of this prospectus. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund.

There is no assurance that the stated objectives and policies of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
AIM V.I. Dent Demographic Trends Fund (Series I Shares)	Investment Adviser: A I M Advisors, Inc. Subadviser: H.S. Dent Advisors, Inc.	Seeks long-term growth of capital.
Alger American Growth Portfolio (Class O Shares)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American Leveraged AllCap Portfolio (Class O Shares)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American MidCap Growth Portfolio (Class O Shares)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
American Funds Insurance Series - Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital.
American Funds Insurance Series - Growth-Income Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks capital growth and income over time.
American Funds Insurance Series - International Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital over time.
Fidelity® VIP Contrafund® Portfolio (Initial Class)

Investment Adviser:
Fidelity Management & Research Company
Subadvisers:
Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.

Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks reasonable income.

B-1

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP Growth Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks to achieve capital appreciation.
Fidelity® VIP High Income Portfolio (Initial Class)

Investment Adviser:
Fidelity Management & Research Company
Subadvisers:
Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.

Seeks a high level of current income while also considering growth of capital.
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadviser: Fidelity Investments Money Management, Inc.	Seeks as high a level of current income as is consistent with the preservation of capital.
ING Hard Assets Portfolio (Class I Shares))	Investment Adviser: Directed Services, Inc. Subadviser: Baring International Investment Limited	A nondiversified portfolio that seeks long-term capital appreciation.
ING JPMorgan Small Cap Equity Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: J. P. Morgan Investment Management Inc.	A nondiversified Portfolio that seeks capital growth over the long term.
ING Legg Mason Value Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Legg Mason Funds Management, Inc.	Seeks long-term growth of capital.
ING Limited Maturity Bond Portfolio (Class S Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Aeltus Investment Management, Inc.

Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors indicate that capital appreciation may be available without significant risk to principal.

ING Liquid Assets Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Aeltus Investment Management, Inc.	Seeks high level of current income consistent with the preservation of capital and liquidity.

B-2

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING MFS Mid Cap Growth Portfolio (Class S Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Massachusetts Financial Services Company	Seeks long-term growth of capital.
ING MFS Total Return Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital.
ING Mercury Focus Value Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Mercury Advisors	Seeks long-term growth of capital.
ING Salomon Brothers Investors Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Salomon Brothers Asset Management Inc.	Seeks long-term growth of capital.
ING Stock Index Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Aeltus Investment Management, Inc.	Seeks total return.
ING T. Rowe Price Capital Appreciation Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING Van Kampen Equity Growth Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Van Kampen	Seeks long-term capital appreciation.
ING Van Kampen Real Estate Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Van Kampen	A nondiversified portfolio that seeks capital appreciation and secondarily seeks current income.
ING JPMorgan Mid Cap Value Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: J. P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING UBS U.S. Allocation Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Sub-Adviser: UBS Global Asset Management (US) Inc.	Seeks total return, consisting of long-term capital appreciation and current income.

B-3

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Van Kampen Comstock Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Sub-Adviser: Van Kampen	Seeks capital growth and income.
ING VP Intermediate Bond Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks to maximize total return as is consistent with reasonable risk.
ING VP Index Plus LargeCap Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk.
ING VP Index Plus MidCap Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P 400), while maintaining a market level of risk.
ING VP Index Plus SmallCap Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P 600), while maintaining a market level of risk.
ING VP Disciplined LargeCap Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks capital appreciation.
ING VP High Yield Bond Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks to provide investors with a high level of current income and total return.
ING VP International Value Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks long term capital appreciation.
ING VP MagnaCap Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks growth of capital, with dividend income as a secondary consideration.
ING VP MidCap Opportunities Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation.
ING VP SmallCap Opportunities Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation.

B-4

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Neuberger Berman AMT Limited Maturity Bond Portfolio (Class I Shares)	Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC	Seeks the highest available current income consistent with liquidity and low risk to principal; total return is secondary goal.
Neuberger Berman AMT Socially Responsive Portfolio (Class I Shares)	Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.
OpCap Equity Portfolio	Investment Adviser: OpCap Advisors LLC	Seeks long term capital appreciation.
OpCap Global Equity Portfolio	Investment Adviser: OpCap Advisors LLC	Seeks long term capital appreciation.
OpCap Managed Portfolio	Investment Adviser: OpCap Advisors LLC Subadviser: Pacific Investment Management Company LLC	Seeks growth of capital over time.
OpCap Small Cap Portfolio	Investment Adviser: OpCap Advisors LLC	Seeks capital appreciation.
Pioneer Mid Cap Value VCT Portfolio (Class I Shares)	Investment Adviser: Pioneer Investment Management, Inc.	Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks.
Pioneer Small Cap Value VCT Portfolio (Class I Shares)	Investment Adviser: Pioneer Investment Management, Inc.	Seeks capital growth by investing in a diversified portfolio of securities consisting primarily of equity securities of small companies.
Putnam VT Growth and Income Fund (Class IA Shares)	Investment Adviser: Putnam Investment Management, LLC	Seeks capital growth and current income.
Putnam VT New Opportunities Fund (Class IA Shares)	Investment Adviser: Putnam Investment Management, LLC	Seeks long-term capital appreciation.
Putnam VT Small Cap Value Fund (Class IA Shares)	Investment Adviser: Putnam Investment Management, LLC	Seeks capital appreciation.
Putnam VT Voyager Fund (Class IA Shares)	Investment Adviser: Putnam Investment Management, LLC	Seeks capital appreciation.

B-5
MORE INFORMATION IS AVAILABLE

If you would like more information about us, the variable account or the policy, the following documents are available free upon request:

  Statement of Additional Information ("SAI") - The SAI contains more specific information about the variable account and the policy, as well as the financial statements of the variable account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

Page
General Information and History ...............................................................................	2
Performance Reporting and Advertising .....................................................................	2
Experts ...............................................................................................................	3
Financial Statements.....................................................................................................................	4

Financial Statements of the ReliaStar Life Insurance Company of New York Variable Life Separate Account I..............................................................................................................

S-1
Financial Statements - Statutory Basis of ReliaStar Life Insurance Company of New York......	F-1

A personalized illustration of policy benefits - A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, policy value and surrender value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $50 for each personalized illustration you request after the first each policy year. See Transaction Fees and Charges - Excess Illustration Fee, page 26.

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact us at our:
Customer Service Center
P.O. Box 5033
2000 21st Avenue N.W.
Minot, North Dakota 58703
1-877-253-5050
www.servicecenter@reliastar.com

Additional information about us, the variable account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (www.sec.gov) or at the SEC's Public Reference Room in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549-0102. More information about operation of the SEC's Public Reference Room can be obtained by calling 202-942-8090.

1940 Act File No. 811-03427
1933 Act file No. 333-______
PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT I OF RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
000
Statement of Additional Information dated October 1, 2004
ING INVESTOR ELITE NY Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current ING Investor Elite NY prospectus dated October 1, 2004. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the ReliaStar Life Insurance Company of New York Variable Life Separate Account I.

A free prospectus is available upon request by contacting the ReliaStar Life Insurance Company of New York's customer service center at P.O. Box 5033, 2000 21st Avenue N.W., Minot, North Dakota 58703, by calling 1-877-253-5050 or by accessing the SEC's website at www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.
TABLE OF CONTENTS
Page
General Information and History ...........................................................................	2

Performance Reporting and Advertising ................................................................	2

Experts .............................................................................................................	3

Financial Statements ................................................................................................................	4

Financial Statements of the ReliaStar Life Insurance Company of New York Variable Life Separate Account I .......................................................................................................

S-1

Financial Statements - Statutory Basis of ReliaStar Life Insurance Company of New York..	F-1

1

GENERAL INFORMATION AND HISTORY

ReliaStar Life Insurance Company of New York (the "company," "we," "us," "our") issues the policy described in the prospectus and is responsible for providing each policy's insurance benefits. We are a stock life insurance company incorporated in 1917 under the laws of the State of New York and an indirect, wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. We are engaged in the business of issuing insurance policies. Our home office is located at 1000 Woodbury Road, Suite 208, P.O. Box 9004, Woodbury, New York 11797.

We established the ReliaStar Life Insurance Company of New York Variable Life Separate Account I (the "variable account") on March 23, 1982, under the laws of the State of New York for the purpose of funding variable life insurance policies issued by us. The variable account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available sub-accounts of the variable account. Each sub-account invests in shares of a corresponding fund at net asset value. We may make additions to, deletions from or substitutions of available funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the variable account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the funds or affiliates of the funds available through the policies. See "Fees and Charges," page 25, in the prospectus.

The company maintains custody of the assets of the variable account. As custodian, the company holds cash balances for the variable account pending investment in the funds or distribution. The funds in whose shares the assets of the sub-accounts of the variable account are invested each have custodians, as discussed in the respective fund prospectuses.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the sub-accounts of the variable account and the funds available for investment through the sub-accounts of the variable account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. Such performance information for the sub-accounts will reflect the deduction of all fund fees and charges, including investment management fees, distribution (12b-1) fees and other expenses but will not reflect deductions for any policy fees and charges. If the policy's premium expense, cost of insurance, administrative and mortality and expense risk charges and the other transaction, periodic or optional benefits fees and charges were deducted, the performance shown would be significantly lower.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

2

Performance history of the sub-accounts of the variable account and the corresponding funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the fund has been in existence for these periods) and since the inception date of the fund (if the fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a sub-account commenced operation. We will calculate such performance information based on the assumption that the sub-accounts were in existence for the same periods as those indicated for the funds, with the level of charges at the variable account level that were in effect at the inception of the sub-accounts. Performance information will be specific to the class of fund shares offered through the policy, however, for periods prior to the date a class of fund shares commenced operations, performance information may be based on a different class of shares of the same fund. In this case, performance for the periods prior to the date a class of fund shares commenced operations will be adjusted by the fund fees and expenses associated with the class of fund shares offered through the policy.

We may compare performance of the sub-accounts and/or the funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the sub-accounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's and Fortune. Lipper and Morningstar are independent services which monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each sub-account in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each sub-account to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and variable account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the funds of 0% and other percentages not to exceed 12% or on the actual historical experience of the funds as if the sub-accounts had been in existence and a policy issued for the same periods as those indicated for the funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting our customer service center at P.O. Box 5033, 2000 21st Avenue NY, Minot, ND 58703 or by calling 1-877-253-5050.

 EXPERTS

The statement of assets and liabilities of the ReliaStar Life Insurance Company of New York Variable Life Separate Account I as of December 31, 2003, and the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended, and the financial statements of ReliaStar Life Insurance Company of New York as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in this Statement of Additional Information, have been audited by _________________________, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance on such reports given on the authority of such firm as experts in accounting and auditing.

3

 FINANCIAL STATEMENTS

The financial statements of the variable account reflect the operations of the variable account as of and for the year ended December 31, 2003, and have been audited by ________________, independent auditors.

The financial statements of the company as of December 31, 2003 and 2002, and for the three years in the period ended December 31, 2003, have been audited by _______________, independent auditors. The financial statements of the company should be distinguished from the financial statements of the variable account and should be considered only as bearing upon the ability of the company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account. The financial statements of the company as of December 31, 2003 and 2002, and for the three years in the period ended December 31, 2003, have been prepared on the basis of accounting principles generally accepted in the United States.

The primary business address of _________________ is Suite 2800, 600 Peachtree Street, Atlanta, GA 30308-2215.

4

reliastar life insurance company of new york variable life separate account i

Financial Statements

[To be filed by Amendment.]

RELIASTAR LIFE INSURANCE COMPANY of New york

Financial Statements

[To be filed by Amendment.]

_______________

_______________ 2004

PART C

OTHER INFORMATION

Item 26

Exhibits

(a)

(1)

Resolution of Board of Directors of ReliaStar Life Insurance Company of New York establishing the ReliaStar Life Insurance Company of New York Variable Life Separate Account I. (Incorporated by reference to Registration Statement on Form S-6, File No. 333-19123, as filed on December 31, 1996.)

(2)

Resolution of Board of Directors of ReliaStar Life Insurance Company of New York changing the name of ReliaStar Life Insurance Company of New York Separate Account I. (Incorporated by reference to Registration Statement on Form S-6, File No. 333-47527, as filed on March 6, 1998.)

(b)

Not Applicable.

(c)

(1)

Distribution Agreement between ReliaStar Life Insurance Company of New York and ING America Equities, Inc. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-52358, as filed on April 12, 2004.)

(2)

Amendment to Distribution Services Agreement dated March 7, 2002 by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company of New York. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-52358, as filed on April 16, 2003.)

(3)

Specimens of WSSI Selling Agreements. (Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6, File No. 333-19123, as filed on August 4, 1997.)

(4)

Form of Assignment of Broker/Dealer Agency Selling Agreement.

(5)

Specimen of ING America Equities, Inc. Selling Agreement. (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6, File No. 333-52358, as filed on April 18. 2002.)

(d)

(1)

Form of Policy.

(2)

Form of Accelerated Benefit Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-19123, as filed on May 9, 1997.)

(3)

Form of Accidental Death Benefit Rider. ((Incorporated by reference to Initial Registration on Form S-6, File No. 333-52358, as filed on December 20, 2000.)

(4)

Form of Additional Insured Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-52358, as filed on December 20, 2000.)

(5)

Form of Insured's Cost of Living Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-52358, as filed on December 20, 2000.)

(6)

Form of Total Disability Specified Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-52358, as filed on December 20, 2000.)

(7)

Form of Waiver of Monthly Deduction Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-52358, as filed on December 20, 2000.)

(8)

Form of Full Death Benefit Rider.

(9)

Form of Extended Death Benefit Guarantee Rider.

(10)

Form of Modification Rider.

(11)

Form of Interest Rate Guarantee Rider.

(e)

(1)

Policy Application Form. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-47527, as filed on March 6, 1998.)

(2)

Supplement to Policy Application Form. (Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form S-6, File No. 333-19123, as filed on April 7, 2000.)

(f)

(1)

Amended Charter of ReliaStar Life Insurance Company of New York. (Incorporated by reference to Initial Registration Statement on Form S-6, File No. 333-47527, as filed on March 6, 1998.)

(2)

Amended By-Laws of ReliaStar Life Insurance Company of New York. (Incorporated by reference to Initial Registration Statement on Form S-6, File No. 333-47527, as filed on March 6, 1998.)

(g)

Not Applicable.

(h)

(1)

(a)

Participation Agreement dated as of March 27, 2000 by and between ReliaStar Life Insurance Company of New York, on behalf of itself and its separate account, A I M Variable Insurance Funds, Inc., A I M Distributors, Inc. and Washington Square Securities, Inc. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-52358, as filed on April 12, 2004.)

(b)

Administrative Services Agreement dated as of March 27, 2000 by and between ReliaStar Life Insurance Company, Northern Life Insurance Company, ReliaStar Life Insurance Company of New York and A I M Advisers, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No.333-105319, as filed on November 24, 2003.)

(2)

(a)

Participation Agreement dated as of August 8, 1997 by and between ReliaStar Bankers Security Life Insurance Company (renamed ReliaStar Life Insurance Company of New York), The Alger American Fund and Fred Alger and Company, Inc. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(b)

Amendment No. 1, dated as of March 28, 2000, to Participation Agreement by and among ReliaStar Life Insurance Company of New York, The Alger American Fund and Fred Alger & Company, Inc. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(c)

Service Agreement dated as of August 8, 1997 between ReliaStar Bankers Security Life Insurance Company (to be renamed ReliaStar Life Insurance Company of New York) and Fred Alger Management, Inc. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(3)

(a)

Fund Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. (Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)

(b)

Business Agreement by and among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING American Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)

(4)

(a)

Participation Agreement dated as of March 9, 1995 by and among Bankers Security Life Insurance Society (renamed ReliaStar Life Insurance Company of New York), Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Initial Registration Statement on Form S-6, File No. 333-19123, as filed on December 31, 1996.)

(b)

Amendment No. 1 to Participation Agreement by and among Bankers Security Life Insurance Society (renamed ReliaStar Life Insurance Company of New York), Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(c)

Amendment No. 2 to Participation Agreement by and among ReliaStar Bankers Security Life Insurance Company (renamed ReliaStar Life Insurance Company of New York), Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-47527, as filed on March 6, 1998.)

(d)

Amendment No. 3 to Participation Agreement by and among ReliaStar Life Insurance Company of New York, Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(e)

Amendment No. 4 to Participation Agreement by and among ReliaStar Life Insurance Company of New York, Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(f)

Amendment No. 5 to Participation Agreement dated March 9, 1995 among ReliaStar Life Insurance Company of New York, Variable Insurance Product Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6, File No. 333-52358, as filed on April 18, 2002.)

(g)

Amendment dated as of May 5, 2003 to Participation Agreement by and among ReliaStar Life Insurance Company of New York, Variable Insurance Product Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(h)

Participation Agreement dated March 9, 1995 by and among Bankers Security Life Insurance Society (renamed ReliaStar Life Insurance Company of New York), Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Registration Statement to Registration Statement on Form S-6, File No. 333-19123, as filed on December 31, 1996.)

(i)

Amendment No. 1 to Participation Agreement by and among ReliaStar Bankers Security Life Insurance Company (formerly Bankers Security Life Insurance Society and renamed ReliaStar Life Insurance Company of New York), Fidelity Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(j)

Amendment No. 2 to Participation Agreement by and among ReliaStar Bankers Security Life Insurance Company (formerly Bankers Security Life Insurance Society and renamed ReliaStar Life Insurance Company of New York), Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-47527, as filed on March 6, 1998.)

(k)

Amendment No. 3 to Participation Agreement by and among ReliaStar Bankers Security Life Insurance Company (formerly Bankers Security Life Insurance Society and renamed ReliaStar Life Insurance Company of New York), Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(l)

Amendment No. 4 to Participation Agreement by and among ReliaStar Life Insurance Company of New York and Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(m)

Amendment No. 5 to Participation Agreement among ReliaStar Life Insurance Company of New York and Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form S-6, File No. 333-19123, as filed on April 20, 2001.)

(n)

Amendment dated April 5, 2002 to the Participation Agreement dated March 9, 1995 among ReliaStar Life Insurance Company of New York, Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6, File No. 33-52358, as filed on April 18, 2002.)

(o)

Amendment dated as of May 5, 2003 to Participation Agreement by and among ReliaStar Life Insurance Company of New York, Variable Insurance Product Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(p)

Form of Service Contract with Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6EL24/A, File Number 333-19123, as filed on May 9, 1997.)

(q)

Form of Service Agreement with Fidelity Investments Institutional Operations Company, Inc. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form S-6, File Number 333-19123, as filed on May 9, 1997.)

(5)

(a)

Participation Agreement dated as of May 1, 2002 by and among ING VP Bond Portfolio and ReliaStar Life Insurance Company of New York and ING Funds Distributor, Inc. (Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-6, File No. 333-52358, as filed on February 21, 2003.)

(6)

(a)

Form of Participation Agreement by and among ReliaStar Life Insurance Company of New York, the GCG Trust and Directed Services, Inc.

(7)

(a)

Participation Agreement dated as of December 6, 2001 by and among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company, Aetna Investment Services, LLC and ReliaStar Life Insurance Company of New York. (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6, File No. 333-52358, as filed on April 18, 2002.)

(b)

Amendment dated as of March 13, 2002 to Participation Agreement by and among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company, Aetna Investment Services, LLC and ReliaStar Life Insurance Company of New York. (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6, File No. 333-52358, as filed on April 18, 2002.)

(c)

Amendment dated as of May 1, 2003 to Participation Agreement dated as of December 6, 2001 by and among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance Company of New York. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-52358, as filed on April 16, 2003.)

(d)

Service Agreement effective as of December 6, 2001 between ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company of New York on behalf of ING Partners, Inc. (Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-6, File No. 333-52358, as filed on February 21, 2003.)

(e)

Shareholder Servicing Agreement (Service Class Shares) dated as of December 6, 2002 by and between ReliaStar Life Insurance Company of New York and Portfolio Partners, Inc. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(f)

Amendment dated as of May 1, 2003 to Shareholder Servicing Agreement dated December 6, 2001 by and between ReliaStar Life Insurance Company of New York and ING Partners, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-52358, as filed on April 16, 2003.)

(8)

(a)

Participation Agreement dated as of May 1, 2002 by and among ING Variable Portfolios, Inc., ReliaStar Life Insurance Company of New York and ING Funds Distributor, Inc. (Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-6, File No. 333-52358, as filed on February 21, 2003.)

(9)

(a)

Participation Agreement dated as of May 1, 2001 by and between ReliaStar Life Insurance Company of New York, Pilgrim Variable Products Trust and Pilgrim Securities, Inc. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(b)

Amendment dated as of August 30, 2002 to Participation Agreement by and among ReliaStar Life Insurance Company of New York, ING Variable Products Trust and ING Funds Distributor, Inc. (Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-6, File No. 333-52358, as filed on February 21, 2003.)

(c)

Administrative and Shareholder Services Agreement dated as of May 1, 2001 by and between ING Pilgrim Group, LLC and ReliaStar Life Insurance Company of New York. (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6, File No. 333-52358, as filed on April 18, 2002.)

(d)

Amendment dated as of August 30, 2002 to Administrative and Shareholder Services Agreement between ReliaStar Life Insurance Company of New York and ING Funds Services, LLC. (Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-6, File No. 333-52358, as filed on February 21, 2003.)

(10)

(a)

Participation Agreement dated as of August 8, 1997 by and between ReliaStar Bankers Security Life Insurance Company (renamed ReliaStar Life Insurance Company of New York) and Janus Aspen Series. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(b)

Amendment dated as of October 8, 1998 to Participation Agreement by and between ReliaStar Life Insurance Company of New York (formerly ReliaStar Bankers Security Life Insurance Company) and Janus Aspen Series. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(c)

Amendment dated as of January 6,1999 to Participation Agreement by and between ReliaStar Life Insurance Company of New York and Janus Aspen Series. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(d)

Letter Agreement dated August 8, 1997 by and between ReliaStar Bankers Security Life Insurance Company (renamed ReliaStar Life Insurance Company) and Janus Capital Corporation. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(e)

Amendment, dated as of October 8, 1998, to Letter Agreement dated August 8, 1997 by and among Janus Capital Corporation and ReliaStar Life Insurance Company of New York. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(f)

Amendment, effective July 1, 2001, to Letter Agreement dated August 8, 1997 by and among Janus Capital Corporation and ReliaStar Life Insurance Company of New York. (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6, as filed on April 18, 2002.)

(11)

(a)

Participation Agreement dated as of August 8, 1997 by and between ReliaStar Banker's Security Life Insurance Company (renamed ReliaStar Life Insurance Company of New York), Neuberger&Berman Advisers Management Trust, Advisers Managers Trust and Neuberger&Berman Management Incorporated. (Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6, File No. 333-19123, as filed on August 4, 1997.)

(b)

Amendment No. 1 dated as of February 1, 1999 to Participation Agreement by and among ReliaStar Life Insurance Company of New York, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form S-6, File No. 333-19123, as filed on April 9, 1999.)

(c)

Addendum dated as of May 1, 2000 to Participation Agreement by and among ReliaStar Life Insurance Company of New York, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(d)

Letter Agreement dated as of August 8, 1997 by and between ReliaStar Bankers Security Life Insurance Company (renamed ReliaStar Life Insurance Company of New York) and Neuberger Berman Management Incorporated. (Incorporated by reference to Pose-Effective Amendment No. 2 to Registration Statement on Form S-6, File No. 333-19123, as filed on August 4, 1997.)

(12)

(a)

Participation Agreement by and between ReliaStar's Bankers Security Life Insurance Company (renamed ReliaStar Life Insurance Company of New York), OCC Accumulation Trust and OCC Distributors. (Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6, File No. 333-19123, as filed on August 4, 1997.)

(b)

Amendment No. 1 to Participation Agreement by and between ReliaStar Life Insurance Company of New York, OCC Accumulation Trust and OCC Distributors. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form S-6, File No. 333-19123, as filed on April l9, 1999.)

(c)

Letter Agreement dated August 8, 1997 by and between ReliaStar Life Insurance Company of New York and OpCap Advisers. (Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6, File No. 333-19123, as filed on August 4, 1997.)

(13)

(a)

Participation Agreement dated as of April 30, 2002 by and among Pioneer Variable Contracts Trust, ReliaStar Life Insurance Company of New York, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-6, File No. 333-52358, as filed on February 21, 2003.)

(14)

(a)

Participation Agreement dated as of January 8, 1997 by and among Putnam Variable Trust (formerly known as Putnam Capital Manager Trust) and Putnam Mutual Funds Corp. (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6EL24/A, as filed on May 9, 1997.)

(b)

Amendment No. 1 dated as of March 3, 1998 to Participation Agreement by and among ReliaStar Life Insurance Company of New York, Putnam Variable Trust and Putnam Mutual Funds Corp. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(c)

Amendment No. 2 dated as of March 1, 1999 to Participation Agreement by and among ReliaStar Life Insurance Company of New York, Putnam Variable Trust and Putnam Mutual Funds Corp. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No.333-52358, as filed on April 12, 2004.)

(d)

Amendment No. 3 dated as of March 30, 2001 to Participation Agreement among ReliaStar Life Insurance Company of New York, Putnam Variable Trust and Putnam Mutual Funds Corp. (Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form S-6, File No. 333-19123, as filed on April 20, 2001.)

(i)

(1)

Management Services Agreement by and between ReliaStar Life Insurance Company (formerly known as Northwestern National Life Insurance Company) and Bankers Security Life Insurance Company. (Incorporated by reference to Registration Statement on Form S-6, File No. 333-19123, as filed on December 31, 1996.)

(2)

Form of Asset Management Agreement between ReliaStar Life Insurance Company of New York and ING Investment Management LLC. (Incorporated by reference to Initial Registration on Form N-4, File No. 333-85613, as filed on April 5, 2002.).

(j)

Not Applicable

(k)

Opinion and Consent of Counsel. (To be filed by amendment.)

(l)

Not Applicable.

(m)

Not Applicable.

(n)

Consent of Independent Auditors -- _______________. (To be filed by amendment.).

(o)

All financial statements are included in the Statement of Additional Information, as indicated therein.

(p)

Not Applicable.

(q)

Not Applicable.

(r)

 Powers of Attorney.

Item 27

 Directors and Officers of the Depositor

Name and Principal Business Address

Positions and Offices with Depositor

 James R. Gelder, 20 Washington Avenue S, Minneapolis, MN 55401

 Chairman, Director, President and Chief Executive Officer

 Brian D. Comer, 151 Farmington Avenue, Hartford, CT 06156

 Director and Senior Vice President

 R. Michael Conley*

 Director

 Keith Gubbay, 5780 Powers Ferry Road, NW, Atlanta, GA 30327

 Director

 Ulric S. Haynes, Jr.*

 Director

 Audrey R. Kavanagh, 100 Washington Square, Minneapolis, MN 55401

 Director

 James F. Lille*

 Director

 Gregory McGreevey, 5780 Powers Ferry Road, NW, Atlanta, GA 30327

 Director and Vice President, Investments

 Stephen J. Preston, 1475 Dunwoody Drive, West Chester, PA 19380

 Director and Senior Vice President

 Mark A. Tullis, 5780 Powers Ferry Road, NW, Atlanta, GA 30327

 Director

 Charles B. Updike, Schoeman, Updike & Kaufman, 60 East 42nd Street, New York, NY 10165

 Director

 Ross M. Weale, Putnam County Economic Development Corporation, 34 Gleneida Avenue, Carmel, NY 10512

 Director

 David Wheat, 5780 Powers Ferry Road, NW, Atlanta, GA 30327

 Director, Senior Vice President and Chief Financial Officer

 Michael L. Emerson, 20 Washington Avenue S, Minneapolis, MN 55401

 President, ING Re, Group Reinsurance

 William D. Bonneville, 1000 Woodbury Road, Woodbury, NY 11797

 Executive Vice President and Chief Administrative Officer

 Robert L. Francis, 6140 Stonehedge Mall Road, Suite 375, Pleasanton, CA 94588

 Senior Vice President

 Shaun P. Matthews, 151 Farmington Avenue, Hartford, CT 06156

 Senior Vice President

 James R. McInnis, 1475 Dunwoody Drive, West Chester, PA 19380

 Senior Vice President

 Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327

 Senior Vice President, Tax

 Carol S. Stern, 1501 M Street, N.W., Suite 430, Washington, DC 20005

 Vice President, Chief Compliance Officer and Assistant Secretary

 Roger W. Fisher, 5780 Powers Ferry Road, NW., Atlanta, GA 30327

 Vice President and Chief Accounting Officer

 Kimberly Curley, 1290 Broadway, Denver CO 80203

 Vice President and Illustration Actuary

 John D. Currier, 1475 Dunwoody Drive, West Chester, PA 19380

 Vice President and Illustration Actuary

 David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327

 Vice President and Treasurer

 Craig A. Krogstad, 111 Washington Avenue S, Minneapolis, MN 55401

 Vice President and Actuary

 Pamela S. Anson, 2001 21st Avenue N.W., Minot, ND 58703

 Vice President

 Laurie M. Tillinghast, 151 Farmington Avenue, Hartford, CT 06156

 Vice President

 John F. Todd, 151 Farmington Avenue, Hartford, CT 06156

 General Counsel

 Paula Cludray-Engelke, 20 Washington Avenue S, Minneapolis, MN 55401

 Secretary

*

These Directors and Officers do not have a business address.

Item 28

 Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Item 26 in Post-Effective Amendment No. 2 to Registration Statement on Form N-4 for Separate Account B of ING USA Annuity and Life Insurance Company (File No. 333-90516), as filed on April 9, 2004.

Item 29

 Indemnification

ReliaStar Life Insurance Company of New York indemnifies, to the full extent permitted by the laws of the State of New York, each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer or employee of ReliaStar Life Insurance Company of New York, or is or was serving at the request of ReliaStar Life Insurance Company of New York as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. ReliaStar Life Insurance Company of New York may also, to the extent permitted by law, indemnify any other person who is or was serving ReliaStar Life Insurance Company of New York in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified and to what extent any such person may be indemnified. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of ReliaStar Life Insurance Company of New York, pursuant to such provisions of the bylaws or statutes or otherwise, ReliaStar Life Insurance Company of New York has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ReliaStar Life Insurance Company of New York of expenses incurred or paid by a director or officer or controlling person of ReliaStar Life Insurance Company of New York in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of ReliaStar Life Insurance Company of New York in connection with the securities being registered, ReliaStar Life Insurance Company of New York will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

A corporation may procure indemnification insurance on behalf of an individual who was a director of the corporation. Consistent with the laws of the State of New York, ING Groep N.V. maintains an umbrella insurance policy issued by an international insurer. The policy covers ING Groep N.V. and any company in which ING Groep N.V. has a controlling interest of 50% or more. This would encompass the Principal Underwriter as well as the Depositor. The policy provides for the following types of coverage: errors and omissions, directors and officers, employment practices, fiduciary and fidelity.

Section XIII of the ING America Equities, Inc. Distribution Agreement provides that ING America Equities, Inc. will indemnify and hold harmless certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was an officer, director or employee of ING America Equities, Inc., as long as he acted in good faith on behalf of ING America Equities and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct.

Item 30

 Principal Underwriters

(a)

Other Activity. ING America Equities, Inc., the principal underwriter for the policies, is also the principal underwriter for policies issued by ReliaStar Life Insurance Company, Security Life of Denver Insurance Company, Southland Life Insurance Company.

(b)

 Management of ING America Equities, Inc.

Name and Principal Business Address

Positions and Offices with Underwriter

 David P. Wilken, 20 Washington Avenue South, Minneapolis, MN 55401

Director, President and Chief Executive Officer

 Daniel P. Mulheran, Sr., 20 Washington Avenue South, Minneapolis, MN 55401

Director

 Mark A. Smith, 2001 21st Avenue N.W., Minot, ND 58703

Director and Vice President

 Anita F. Woods, 5780 Powers Ferry Road, Atlanta, GA 80203

Chief Financial Officer

 Beth G. Shanker, 1290 Broadway, Denver, CO 80203

Chief Compliance Officer

 Pamela S. Anson, 2001 21st Avenue N.W., Minot, ND 58703

Vice President

 Nathan E. Eshelman, 1290 Broadway, Denver, CO 80203

Vice President

 Frederick C. Litow, 5780 Powers Ferry Road, Atlanta, GA 80203

Vice President

 David S. Pendergrass, 5780 Powers Ferry Road, Atlanta, GA 80203

Vice President and Treasurer

 Deborah C. Hancock, 1290 Broadway, Denver, CO 80203

Assistant Vice President

 Paula Cludray-Engelke, 20 Washington Avenue South, Minneapolis, MN 55401

Secretary

 Eric G. Banta, 1290 Broadway, Denver, CO 80203

Assistant Secretary

(c)

 Compensation From the Registrant.

(1)

(2)

(3)

(4)

(5)

Name of Principal Underwriter

2002 Net Underwriting Discounts and Commissions

Compensation on Events Occasioning the Deduction of a Deferred Sales Load

Brokerage Commissions

Other Compensation*

ING America Equities, Inc.

$782,199

*

Includes payments to agent/registered representatives, brokers/dealers and regional managers/brokerage general agents and payments to Washington Square Securities, Inc. as a distribution allowance.

Item 31

 Location of Accounts and Records

Accounts and records are maintained by ReliaStar Life Insurance Company of New York at 1000 Woodbury Road, Woodbury, NY 11797 and by ING Americas Finance Shared Services, an affiliate, at 5780 Powers Ferry Road, NW, Atlanta, GA 30327.

Item 32

 Management Services

None.

Item 33

 Fee Representations

ReliaStar Life Insurance Company of New York represents that the fees and charges deducted under the variable life insurance policy described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance Company of New York under the policies. ReliaStar Life Insurance Company of New York bases this representation on its assessment of such factors such as the nature and extent of the such services, expenses and risks, the need for the ReliaStar Life Insurance Company of New York to earn a profit and the range of such fees and charges within the insurance industry.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, ReliaStar Life Insurance Company of New York Variable Life Separate Account I of ReliaStar Life Insurance Company of New York, has duly caused this Registration Statement on Form N-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford and in the State of Connecticut on the 23rd day of July, 2004.

 RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT I

 (Registrant)

 By: RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

 (Depositor)

By:

/s/ James R. Gelder*

 James R. Gelder
President and Chief Executive Officer
(principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Initial Registration has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature

Title

Date

/s/ James R. Gelder*

Director, President and Chief Executive Officer

James R. Gelder

(principal executive officer)

/s/ Brian D. Comer*

Director

Brian D. Comer

/s/ R. Michael. Conley*

Director

R. Michael Conley

/s/ Keith Gubbay*

Director

July

Keith Gubbay

23, 2004

/s/ Ulric S. Haynes, Jr.*

Director

Ulric S. Haynes, Jr.

/s/ Audrey R. Kavanagh*

Director

Audrey R. Kavanagh

/s/ James Lille*

Director

James Lille

/s/ Gregory McGreevey*

Director

Gregory McGreevey

/s/ Stephen J. Preston*

Director

Stephen J. Preston

/s/ Mark A. Tullis*

Director

Mark A. Tullis

/s/ Charles B. Updike*

Director

Charles B. Updike

/s/ Ross M. Weale*

Director

Ross M. Weale

/s/ David Wheat*

Director, Sr. Vice President and Chief Financial Officer

David Wheat

(principal financial officer)

/s/ Roger W. Fisher

Vice President and Chief Accounting Officer

Roger W. Fisher

(principal accounting officer)

By:

/s/ J. Neil McMurdie

            J. Neil McMurdie
*Attorney-in-Fact

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT I

Exhibit Index

 Exhibit No.

 Exhibit

 26(c)(4)

Form of Assignment of Broker/Dealer Agency Selling Agreement

26(d)(1)

Form of Policy

26(d)(8)

Form of Full Death Benefit Rider

26(d)(9)

Form of Extended Death Benefit Guarantee Rider

26(d)(10)

Form of Modification Rider

26(d)(11)

Form of Interest Rate Guarantee Rider

26-(k)

 Opinion and Consent of Counsel

 *

26-(n)

 Consent of Independent Auditors --________________________

 *

26 (r)

 Powers of Attorney

* To be filed by amendment.